Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-217916

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 20, 2020)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$500,000,000 0.375% Notes due 2024

US$700,000,000 0.625% Notes due 2026

US$300,000,000 1.375% Notes due 2031

Our US$500,000,000 aggregate principal amount of notes due 2024 (the “2024 Notes”) will bear interest at a rate of 0.375% per annum, our US$700,000,000 aggregate principal amount of notes due 2026 (the “2026 Notes”) will bear interest at a rate of 0.625% per annum and our US$300,000,000 aggregate principal amount of notes due 2031 (the “2031 Notes,” and together with the 2024 Notes and the 2026 Notes, the “Notes”) will bear interest at a rate of 1.375% per annum. Interest on the 2024 Notes is payable semi-annually in arrears on February 9 and August 9 of each year, beginning on August 9, 2021. Interest on the 2026 Notes is payable semi-annually in arrears on February 9 and August 9 of each year, beginning on August 9, 2021. Interest on the 2031 Notes is payable semi-annually in arrears on February 9 and August 9 of each year, beginning on August 9, 2021.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	2024 Notes			2026 Notes			2031 Notes
	Per Note	Total		Per Note	Total		Per Note	Total
Public offering price	99.869%	US$	499,345,000	99.451%	US$	696,157,000	98.761%	US$	296,283,000
Underwriting discounts	0.300%	US$	1,500,000	0.300%	US$	2,100,000	0.300%	US$	900,000
Proceeds to us, before expenses	99.569%	US$	497,845,000	99.151%	US$	694,057,000	98.461%	US$	295,383,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) February 9, 2021.

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that we will obtain or be able to maintain a listing of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of DTC, in each case on or about February 9, 2021.

Joint Bookrunners and Lead Managers

BNP PARIBAS
Citigroup
Crédit Agricole CIB
KB SECURITIES
Mizuho Securities
Standard Chartered Bank

Co-Manager

KEXIM Bank (UK) Limited

Prospectus Supplement Dated February 3, 2021

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “￦”, “Won” or “Korean won” are to the lawful currency of Korea and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and/or information are to financial statements and/or information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated July 20, 2020. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-217916, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

UK FINANCIAL PROMOTION LEGEND

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$500,000,000 aggregate principal amount of 0.375% notes due February 9, 2024 (the “2024 Notes”), US$700,000,000 aggregate principal amount of 0.625% notes due February 9, 2026 (the “2026 Notes”) and US$300,000,000 aggregate principal amount of 1.375% notes due February 9, 2031 (the “2031 Notes,” and together with the 2024 Notes and the 2026 Notes, the “Notes”).

The 2024 Notes will bear interest at a rate of 0.375% per annum, payable semi-annually in arrears on February 9 and August 9 of each year. The first interest payment on the 2024 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021. Interest on the 2024 Notes will accrue from February 9, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2024 Notes.”

The 2026 Notes will bear interest at a rate of 0.625% per annum, payable semi-annually in arrears on February 9 and August 9 of each year. The first interest payment on the 2026 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021. Interest on the 2026 Notes will accrue from February 9, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2026 Notes.”

The 2031 Notes will bear interest at a rate of 1.375% per annum, payable semi-annually in arrears on February 9 and August 9 of each year. The first interest payment on the 2031 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021. Interest on the 2031 Notes will accrue from February 9, 2021 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2031 Notes.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000.

Form and settlement

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for

Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 9, 2021, which we expect will be the fourth business day following the date of this prospectus supplement, referred to as “T+4.” You should note that initial trading of the Notes may be affected by the T+4 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting

KEXIM Bank (UK) Limited, an underwriter, is an affiliate of ours and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons. See “Underwriting—Relationship with the Underwriters.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated July 20, 2020. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with K-IFRS. Our financial information as of and for the nine months ended September 30, 2020 and 2019 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of June 30, 2020, we had ￦85,088 billion of outstanding loans, including ￦44,423 billion of outstanding export credits, ￦29,601 billion of outstanding overseas investment credits and ￦5,716 billion of outstanding import credits, as compared to ￦74,144 billion of outstanding loans, including ￦38,118 billion of outstanding export credits, ￦27,546 billion of outstanding overseas investment credits and ￦5,030 billion of outstanding import credits as of December 31, 2019.

Capitalization

As of June 30, 2020, our authorized capital was ￦15,000 billion and our capitalization was as follows:

	June 30, 2020(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5)(6):
Borrowings in Korean Won	￦	—
Borrowings in Foreign Currencies		2,379
Export-Import Financing Debentures		46,989

Total Long-term Debt	￦	49,368

Capital and Reserves:
Capital Stock(7)	￦	11,871
Additional Paid-in Capital		—
Capital Adjustments		(129)
Retained Earnings		1,427
Legal Reserve(8)		436
Voluntary Reserve(8)		472
Regulatory Reserve for Loan Losses(9)		339
Unappropriated Retained Earnings		180
Other Components of Equity(10)		671

Total Capital and Reserves	￦	13,839

Total Capitalization	￦	63,207

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since June 30, 2020.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.

(3)

We have translated borrowings in foreign currencies as of June 30, 2020 into Won at the rate of ￦1,200.7 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on June 30, 2020.

(4)

As of June 30, 2020, we had contingent liabilities totaling ￦39,708 billion, which consisted of ￦32,142 billion under outstanding guarantees and acceptances and ￦7,566 billion under contingent guarantees and acceptances issued on behalf of our clients.

(5)

As of June 30, 2020, we had entered into 402 interest rate related derivative contracts with a notional amount of ￦40,117 billion and 503 currency related derivative contracts with a notional amount of ￦33,173 billion in accordance with our policy to hedge interest rate and currency risks. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2020 and 2019—Note 20.”

(6)

See “The Export-Import Bank of Korea—Description of Assets and Liabilities—Sources of Funding” of the accompanying prospectus for an explanation of these sources of funds. All our borrowings, whether domestic or international, are unsecured and unguaranteed.

(7)

As of June 30, 2020, authorized ordinary share capital was ￦15,000 billion and issued fully-paid ordinary share capital was ￦11,871 billion. For more information, see “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus.

(8)

See “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.

(9)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Supervisory Regulation of Banking Business, we reserve such difference as regulatory reserve for bad loans. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2020 and 2019—Note 23.”

(10)	See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2020 and 2019—Note 22.”

Government Support

In July 2020, the Government made a contribution to our capital of ￦578 billion in cash.

Selected Financial Statement Data

Recent Developments

The following tables present selected separate financial information as of September 30, 2020 and December 31, 2019 and for the first nine months of 2020 and 2019, which has been derived from our unaudited separate internal management accounts as of September 30, 2020 and for the first nine months of 2020 and 2019 prepared in accordance with K-IFRS.

	Nine Months Ended September 30,
	2020		2019
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	1,814	￦	2,370
Total Interest Expense		1,152		1,717
Net Interest Income		662		653
Operating Income		451		634
Income before Income Tax		467		660
Income Tax Expense		115		197
Net Income		351		463

	As of September 30, 2020 (unaudited)		As of December 31, 2019
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	83,345	￦	74,144
Total Borrowings(2)		85,597		73,934
Total Assets		104,511		92,254
Total Liabilities		89,886		78,562
Total Shareholders’ Equity		14,625		13,692

(1)

Gross amount, including bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency, advance for customers and others and before deducting valuation adjustment of loans in foreign currencies, allowance for loan losses and deferred loan origination fees.

(2)	Includes debentures.

For the first nine months of 2020, we had net income of ￦351 billion compared to net income of ￦463 billion for the first nine months of 2019, primarily due to our recognition of impairment losses on guarantees, financial guarantee contracts and other financial assets in the amount of ￦198 billion in the first nine months of 2020 compared to reversal of such losses in the amount of ￦291 billion in the corresponding period of 2019, mainly reflecting weakened financial conditions of Korean exporters and importers resulting from the ongoing global outbreak of the COVID-19 pandemic. The effect of such recognition was offset in part by a 58.0% decrease in our recognition of impairment loss on loans at amortized cost to ￦232 billion in the first nine months of 2020 from ￦553 billion in the corresponding period of 2019, primarily due to our recognition of reversal of impairment losses on loans at amortized cost that had been extended to certain shipping and shipbuilding companies, including Dong-A Tanker and Sungdong Shipbuilding & Marine Engineering Co., Ltd.

As of September 30, 2020, our total assets increased to ￦104,511 billion from ￦92,254 billion as of December 31, 2019, primarily due to an increase in Loan Credits to ￦83,345 billion as of September 30, 2020 from ￦74,144 billion as of December 31, 2019.

As of September 30, 2020, our total liabilities increased to ￦89,886 billion from ￦78,562 billion as of December 31, 2019, primarily due to an increase in debentures to ￦77,058 billion as of September 30, 2020 from ￦67,138 billion as of December 31, 2019.

The increases in assets and liabilities were primarily due to increases in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of September 30, 2020 compared to December 31, 2019 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including significant percentages in U.S. dollars).

As of September 30, 2020, our total shareholders’ equity increased to ￦14,625 billion from ￦13,692 billion as of December 31, 2019, primarily due to (i) an increase in capital stock to ￦12,449 billion as of September 30, 2020 from ￦11,871 billion as of December 31, 2019 and (ii) an increase in retained earnings to ￦1,598 billion as of September 30, 2020 from ￦1,356 billion as of December 31, 2019.

As of September 30, 2020, our capital adequacy ratio, on a consolidated basis, was 14.49%, a slight decrease from 14.56% as of December 31, 2019.

Separate Financial Statement Data

You should read the following financial statement data together with our separate financial statements and notes included in this prospectus supplement. The following tables present selected separate financial information as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019, which has been derived from our unaudited separate K-IFRS financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 included in this prospectus supplement:

	Six Months Ended June 30,
	2020(1)		2019
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	1,294	￦	1,585
Total Interest Expense		862		1,153
Net Interest Income		432		432
Operating Income		222		679
Income before Income Tax		237		705
Income Tax Expense		57		215
Net Income		180		491

	As of June 30, 2020(1) (unaudited)		As of December 31, 2019
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	85,088	￦	74,144
Total Borrowings(2)		86,422		73,934
Total Assets		104,926		92,254
Total Liabilities		91,087		78,562
Total Shareholders’ Equity		13,839		13,692

(1)

Gross amount, including bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency, advance for customers and others and before deducting valuation adjustment of loans in foreign currencies, allowance for loan losses and deferred loan origination fees.

(2)	Includes debentures.

In the first half of 2020, we had net income of ￦180 billion compared to net income of ￦491 billion in the corresponding period of 2019. The principal factors for the decrease in net income to ￦180 billion in the first half of 2020 from ￦491 billion in the corresponding period of 2019 included:

•

Impairment losses on guarantees, financial guarantee contracts and other financial assets in the amount of ￦178 billion in the first half of 2020 compared to reversal of such losses in the amount of ￦290 billion in the corresponding period of 2019, mainly reflecting weakened financial conditions of Korean exporters and importers resulting from the ongoing global outbreak of the COVID-19 pandemic; and

•

a decrease in gain on investments in associates and subsidiaries to ￦17 billion in the first half of 2020 from ￦31 billion in the corresponding period of 2019, primarily due to the recognition of gain on disposition of equity-method investees in the first half of 2019, compared to no such gain recognized in the corresponding period of 2020.

The above factors were partially offset by a decrease in income tax expense to ￦57 billion in the first half of 2020 from ￦215 billion in the corresponding period of 2019, primarily due to a decrease in income before income tax to ￦237 billion in the first half of 2020 from ￦705 billion in the corresponding period of 2019.

As of June 30, 2020, our total assets increased to ￦104,926 billion from ￦92,254 billion as of December 31, 2019, primarily due to an increase in Loan Credits to ￦85,088 billion as of June 30, 2020 from ￦74,144 billion as of December 31, 2019.

As of June 30, 2020, our total liabilities increased to ￦91,087 billion from ￦78,562 billion as of December 31, 2019, primarily due to an increase in debentures to ￦75,944 billion as of June 30, 2020 from ￦67,138 billion as of December 31, 2019.

The increases in assets and liabilities were primarily due to increases in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of June 30, 2020 compared to December 31, 2019 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including significant percentages in U.S. dollars).

As of June 30, 2020, our total shareholders’ equity increased to ￦13,839 billion from ￦13,692 billion as of December 31, 2019, primarily due to our net income of ￦180 billion in the first half of 2020.

Operations

Loan Operations

In the first half of 2020, we provided total loans of ￦35,812 billion, an increase of 53% from the corresponding period of 2019.

Export Credits

As of June 30, 2020, export credits in the amount of ￦44,423 billion represented 52% of our total outstanding Loan Credits. Our disbursements of export credits amounted to ￦21,090 billion in the first half of 2020, an increase of 54% from the corresponding period of 2019, which was mainly due to an increase in demand for loan and trade financing from domestic exporters. The depreciation of the Won against the U.S. dollar as of June 30, 2020 compared to June 30, 2019 magnified the effect of the increase in the volume of export credits in the first half of 2020, as a majority of our export credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Overseas Investment Credits

As of June 30, 2020, overseas investment credits amounted to ￦29,601 billion, representing 35% of our total outstanding Loan Credits. Our disbursements of overseas investment credits in the first half of 2020 increased by 75% to ￦9,687 billion from the corresponding period of 2019, primarily due to increased demand in overseas investment and project credits. The depreciation of the Won against the U.S. dollar as of June 30, 2020 compared to June 30, 2019 magnified the effect of the increase in the volume of overseas investment credits in the first half of 2020, as a majority of our overseas investment credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Import Credits

As of June 30, 2020, import credits in the amount of ￦5,716 billion represented 7% of our total outstanding Loan Credits. Our disbursements of import credits amounted to ￦5,035 billion in the first half of 2020, an increase of 21% over the corresponding period of 2019, which was mainly due to an increase in demand for financing for raw materials used for energy-related projects. The depreciation of the Won against the U.S. dollar as of June 30, 2020 compared to June 30, 2019 magnified the effect of the increase in the volume of import credits in the first half of 2020, as a majority of our import credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Guarantee Operations

Guarantee commitments as of June 30, 2020 increased slightly to ￦39,708 billion from ￦38,121 billion as of December 31, 2019. Guarantees we had confirmed as of June 30, 2020 decreased to ￦32,142 billion from ￦32,276 billion as of December 31, 2019.

For further information regarding our guarantee and letter of credit operations, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019—Note 36”.

Description of Assets and Liabilities

Total Credit Exposure

The following table sets out our Credit Exposure as of June 30, 2020, categorized by type of exposure extended:

		June 30, 2020
		(billions of Won, except for percentages)
A	Loans in Won	￦	24,799	22%
B	Loans in Foreign Currencies		53,247	46
C	Loans (A+B)		78,046	68
D	Other Loans(1)		7,043	6
E	Loan Credits (C+D)		85,088	74
F	Allowances for Possible Loan Losses		2,401	2
G	Loan Credits (including present value discounts) (E-F)		82,688	72
H	Confirmed Guarantees		32,142	28

I	Credit Exposure (G+H)	￦	114,830	100%

(1)	Includes foreign currency bills bought, call loans, inter-bank loans and other loans.

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits (including call loans and inter-bank loans in foreign currency) as of June 30, 2020, categorized by geographic area(1)(2):

	June 30, 2020(1)		As % of June 30, 2020 Total
	(billions of Won, except for percentages)
Asia(2)	￦	68,221	80%
Europe		6,641	8
America		7,850	9
Africa		2,377	3

Total	￦	85,088	100%

(1)

For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.

(2)	Includes Australia.

Individual Exposure

As of June 30, 2020, our largest Credit Exposure was to Samsung Heavy Industries Co., Ltd. in the amount of ￦3,751 billion, an increase from ￦3,659 billion as of December 31, 2019, primarily due to an increase in export credits and guarantees.

As of June 30, 2020, our second and third largest Credit Exposures, respectively, were to Daewoo Shipbuilding & Marine Engineering Co., Ltd. in the amount of ￦3,471 billion and Doosan Heavy Industries & Construction in the amount of ￦2,766 billion.

The following table sets out our five largest Credit Exposures as of June 30, 2020(1):

Rank	Name of Borrower	Loans	Guarantees	Total
		(billions of Won)
1	Samsung Heavy Industries	1,720	2,031	3,751
2	Daewoo Shipbuilding & Marine Engineering	561	2,909	3,471
3	Doosan Heavy Industries & Construction	2,343	423	2,766
4	Hyundai Heavy Industries	995	1,289	2,284
5	SK hynix	1,673	0	1,673

(1)	Excludes loans and guarantees extended to affiliates.

Source: Internal accounting records.

Asset Quality

Asset Classifications

The following table provides information on our asset quality and loan loss reserves as of June 30, 2020:

	As of June 30, 2020
	Loan Amount(1)		Loan Loss Reserve(2)
Normal	￦	134,097	￦	900
Precautionary		8,404		1,311
Sub-standard		243		86
Doubtful		671		504
Estimated Loss		833		614

Total	￦	144,248	￦	3,416

(1)	These figures include loans (excluding interbank loans and call loans), domestic usance, bills bought, foreign exchange bought, advances for customers, and confirmed acceptances and guarantees.
(2)	These figures include present value discount.

Reserves for Credit Losses

As of June 30, 2020, the amount of our non-performing assets was ￦1,747 billion, a decrease of 8.4% from ￦1,908 billion as of December 31, 2019. As of June 30, 2020, our non-performing asset ratio was 1.2%, compared to 1.5% as of December 31, 2019.

We cannot provide any assurance that our current level of exposure to non-performing assets will not increase in the future or that any of our borrowers (including our largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

The following table sets forth information regarding our loan loss reserves as of June 30, 2020:

June 30, 2020
(billions of Won, except for percentages)
Loan Loss Reserve (A)	￦ 3,416
NPA (B)(1)	1,747
Total Equity (C)	13,839
Reserve to NPA (A/B)	196%
Equity at Risk (B-A)/C	—

(1)	Non-performing assets, which are defined as assets that are classified as substandard or below.

Source: Internal accounting records.

Investments

As of June 30, 2020, our total investment in securities amounted to ￦12,577 billion, representing 12.0% of our total assets.

The following table sets out the composition of our investment securities as of June 30, 2020:

Type of Investment Securities	Amount		%
	(billions of Won)
Financial Assets at FVOCI	￦	10,255	82%
Financial Assets at Amortized Cost		545	4
Investments in Associates and Subsidiaries		1,777	14

Total	￦	12,577	100%

For further information relating to the classification guidelines and methods of valuation of our financial instruments (including securities), see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019—Note 5”.

Guarantees and Acceptances and Contingent Liabilities

As of June 30, 2020, we had issued a total amount of ￦32,142 billion in confirmed guarantees and acceptances, of which ￦28,572 billion, representing 88.9% of the total amount, was classified as normal and ￦3,404 billion, representing 10.6% of the total amount, was classified as precautionary, and ￦166 billion, representing 0.5% of the total amount, was classified as substandard or below.

Derivatives

As of June 30, 2020, our outstanding loans made at floating rates of interest totaled approximately ￦54,259 billion, whereas our outstanding borrowings made at floating rates of interest totaled approximately ￦52,495 billion, including those raised in Australian Dollar, Euro and Brazil Real and swapped into U.S. dollar floating rate borrowings. As of June 30, 2020, we had entered into 402 interest rate related derivative contracts with a notional amount of ￦40,117 billion and had entered into 503 currency related derivative contracts with a notional amount of ￦33,173 billion. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019—Note 20”.

Sources of Funding

We raised a net total of ￦42,578 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during the first half of 2020, an increase of 85.0% from ￦23,011 billion in the corresponding period of 2019. The total loan repayments, including prepayments by our clients, during the first half of 2020 amounted to ￦33,933 billion, an increase of 42.9% from ￦23,746 billion during the corresponding period of 2019.

As of June 30, 2020, we had no outstanding borrowings from the Government. We issued Won-denominated domestic bonds in the aggregate amount of ￦13,500 billion during the first half of 2020.

During the first half of 2020, we issued eurobonds in the aggregate principal amount of US$2,785 million in various types of currencies under our existing global medium term notes program, a 39.7% increase from US$1,993 million in the corresponding period of 2019. In addition, we issued global bonds during the first half of 2020 in the aggregate amount of US$500 million under our U.S. shelf registration statement compared with US$1,000 million in the corresponding period of 2019. As of June 30, 2020, the outstanding amounts of our notes and debentures were US$35,059 million, JPY 57,820 million, HKD 5,584 million, BRL 3,197 million, EUR 3,867 million, THB 8,880 million, CHF 1,250 million, AUD 4,591 million, INR 27,400 million, CNY 6,290 million, IDR 13,658,400 million, PEN 473 million, NZD 810 million, ZAR 2,554 million, NOK 2,250 million, SEK 250 million, GBP 35 million, CAD 65 million, MXN 7,150 million, CZK 3,420 million, PLN 194 million and SGD 200 million.

We also borrow from foreign financial institutions in the form of loans that are principally made bilaterally or by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from one to five years. As of June 30, 2020, the outstanding amount of such borrowings from foreign financial institutions was US$1,850 million.

As of June 30, 2020, our total paid-in capital amounted to ￦11,871 billion, and the Government, The Bank of Korea and Korea Development Bank owned 66%, 10% and 24%, respectively, of our paid-in capital.

As of June 30, 2020, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), which was ￦86,422 billion, was equal to 22.0% of the authorized amount of ￦392,640 billion.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of June 30, 2020:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2020		2021		2022		2023		Thereafter
	(billions of won)
Won	￦	9,520	￦	9,815	￦	1,140	￦	900	￦	2,280
Foreign(2)		9,576		12,448		9,808		7,748		21,539

Total Won Equivalent	￦	19,096	￦	22,263	￦	10,948	￦	8,648	￦	23,819

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2020, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of June 30, 2020, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$8,612 million, US$8,647 million and US$8,302 million, respectively. As of June 30, 2020, our total foreign currency liabilities exceeded our total foreign currency assets by US$494 million.

Capital Adequacy

As of June 30, 2020, our capital adequacy ratio, on a consolidated basis, was 13.45%, a decrease from 14.56% as of December 31, 2019.

The following table sets forth our capital base and capital adequacy ratios (on a consolidated basis) reported as of June 30, 2020:

June 30, 2020
(billions of Won, except for percentages)
Tier I	￦ 13,949
Paid-in Capital (including capital adjustments)	11,742
Retained Earnings(1)	1,572
Accumulated other comprehensive income	664
Common shares issued by consolidated subsidiaries of the bank and held by third parties	2
Deductions from Tier I Capital	(31)
Capital Adjustments	0
Deferred Tax Asset	0
Others	31
Tier II (General Loan Loss Reserves)	1,945
Total Capital	15,894
Risk Adjusted Assets	118,179
Capital Adequacy Ratios
Tier I common equity	11.8%
Tier 1	11.8%
Tier I and Tier II	13.45%

(1)	Net amount after deducting regulatory reserve for bad loans.

Source: Internal accounting records.

Financial Statements and the Auditors

Our interim separate financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019 appearing in this prospectus supplement were prepared in conformity with K-IFRS, as summarized in Note 2 of the notes to our unaudited separate financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 included in this prospectus supplement.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

	June 30, 2020		December 31, 2019
	(Korean won in millions)
ASSETS:
Cash and due from financial institutions (Notes 4, 5 and 7)	￦	3,812,026	￦	4,852,816
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 5, 8 and 20)		2,576,350		1,834,497
Hedging derivative assets (Notes 4, 5 and 20)		1,072,162		390,645
Loans at amortized cost (Notes 4, 5, 10 and 37)		82,316,035		71,576,511
Financial investments (Notes 4, 5 and 9)		10,800,311		9,313,662
Investments in associates and subsidiaries (Note 11)		1,777,287		1,784,901
Tangible assets, net (Note 12)		262,605		265,116
Intangible assets, net (Note 13)		30,413		34,382
Deferred tax assets (Note 34)		1,123,386		1,212,263
Retirement benefit assets, net (Note 18)		—		3,243
Other assets (Notes 4, 5, 14 and 37)		1,155,588		986,093

	￦	104,926,163	￦	92,254,129

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Financial liabilities at FVTPL (Notes 4, 5 and 20)	￦	762,297	￦	686,613
Hedging derivative liabilities (Notes 4, 5 and 20)		957,849		798,786
Borrowings (Notes 4, 5 and 15)		10,477,751		6,796,372
Debentures (Notes 4, 5 and 16)		75,943,948		67,137,591
Provisions (Note 17 and 36)		620,497		539,381
Retirement benefit liabilities, net (Note 18)		1,845		—
Other liabilities (Notes 4, 5, 19 and 37)		2,322,783		2,603,751

		91,086,970		78,562,494

STOCKHOLDERS’ EQUITY:
Capital stock (Note 21)		11,871,143		11,871,143
Capital adjustments		(129,487)		(129,487)
Other components of equity (Notes 20 and 22)		670,975		594,408
Retained earnings (Note 23) (Regulatory reserve for loan losses as of June 30, 2020 and December 31 2019: ￦338,574 million and ￦106,650 million)		1,426,562		1,355,571

		13,839,193		13,691,635

	￦	104,926,163	￦	92,254,129

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six months ended June 30, 2020		Six months ended June 30, 2019
	(Korean won in millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	￦	1,293,547	￦	1,584,826
Interest expenses		(861,890)		(1,152,549)

		431,657		432,277

Net commission income (Notes 25 and 37):
Commission income		171,028		163,163
Commission expenses		(5,740)		(6,000)

		165,288		157,163

Dividend income (Note 26)		34,150		28,883
Net gain (loss) on financial assets at FVTPL (Note 27)		148,232		162,404
Net gain (loss) on hedging derivative assets (Notes 20 and 28)		963,781		1,253,688
Net gain (loss) on financial investments (Note 29)		497		(6,777)
Net gain (loss) on foreign exchange transaction		152,989		(286,953)
Net other operating income (expenses) (Note 30)		(1,232,169)		(1,025,115)
Reversal of (Additional) impairment loss on credit (Note 31 and 37)		(334,602)		64,814
General and administrative expenses (Note 32)		(107,387)		(101,727)

Total operating income		222,436		678,657

NON-OPERATING INCOME (Note 33):
Net gain (loss) on investments in associates and subsidiaries		16,913		30,647
Net other non-operating income (expenses)		(1,924)		(4,148)

		14,989		26,499

PROFIT BEFORE INCOME TAX		237,425		705,156
INCOME TAX INCOME (EXPENSES) (Note 34)		(57,397)		(214,597)

PROFIT FOR THE PERIOD		180,028		490,559

(Adjusted profit for the period after regulatory reserve for loan losses for the six months ended June 30, 2020 and 2019: ￦280,353 million and ￦509,773 million) (Note 23)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD (Note 22)
Items not reclassified subsequently to profit or loss:
Remeasurement of net defined benefit liabilities		(1,040)		—
Net gain (loss) on equity securities at fair value through other comprehensive income(“FVOCI”)		85,755		(116,708)
Income tax effect		(20,501)		28,244
Items that are or may be reclassified subsequently to profit or loss:
Net gain (loss) on debt securities at FVOCI		16,297		34,872
Net gain (loss) on valuation of cash flow hedge		—		182
Income tax effect		(3,944)		(8,483)

		76,567		(61,893)

TOTAL COMPREHENSIVE INCOME	￦	256,595	￦	428,666

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

					Other components of equity
	Capital stock		Capital adjustments		Gain (Loss) on valuation of financial assets at FVOCI		Gain (Loss) on valuation of cash-flow hedge		Remeasurement, net of defined benefit liabilities		Gain (loss) on disposal of financial assets at FVOCI		Retained earnings		Total
	(Korean won in millions)
January 1, 2019	￦	11,814,963	￦	(129,339)	￦	691,647	￦	(137)	￦	9,917	￦	(21,098)	￦	1,116,660	￦	13,482,613
Paid-in capital increase		26,180		—		—		—		—		—		—		26,180
Payment of dividends		—		—		—		—		—		—		(62,656)		(62,656)
Total comprehensive income																428,666
Profit for the period		—		—		—		—		—		—		490,559		490,559
Other comprehensive income (loss):																(61,893)
Net loss on valuation of financial assets at FVOCI, net of tax		—		—		(60,923)		—		—		—		—		(60,923)
Net gain on valuation of cash flow hedge, net of tax		—		—		—		137		—		—		—		137
Net loss on disposal of financial assets at FVOCI, net of tax		—		—		—		—		—		(1,107)		—		(1,107)

June 30, 2019	￦	11,841,143	￦	(129,339)	￦	630,724	￦	—	￦	9,917	￦	(22,205)	￦	1,544,563	￦	13,874,803

January 1, 2020	￦	11,871,143	￦	(129,487)	￦	642,729	￦	—	￦	15,094	￦	(63,415)	￦	1,355,571	￦	13,691,635
Payment of dividends		—		—		—		—		—		—		(109,037)		(109,037)
Total comprehensive income																256,595
Profit for the period		—		—		—		—		—		—		180,028		180,028
Other comprehensive income (loss):																76,567
Net gain on valuation of financial assets at FVOCI, net of tax		—		—		78,581		—		—		—		—		78,581
Remeasurement of net defined benefit liabilities, net of tax		—		—		—		—		(789)		—		—		(789)
Net loss on disposal of financial assets at FVOCI , net of tax		—		—		—		—		—		(1,225)		—		(1,225)

June 30, 2020	￦	11,871,143	￦	(129,487)	￦	721,310	￦	—	￦	14,305	￦	(64,640)	￦	1,426,562	￦	13,839,193

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six months ended June 30, 2020		Six months ended June 30, 2019
	(Korean won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	￦	180,028	￦	490,559
Adjustments to reconcile profit for the period to net cash used in operating activities:
Income tax expenses		57,397		214,597
Interest income		(1,293,547)		(1,584,826)
Interest expenses		861,890		1,152,549
Dividend and distribution income		(44,853)		(36,970)
Dividend received from subsidiaries and associates		(16,913)		(11,929)
Loss on financial assets at FVTPL		2,917		5,297
Loss on financial assets at FVOCI		—		6,917
Transfer to derivatives’ credit risk provision		16,816		6,274
Loss on redemption of bonds		28		—
Loss on foreign exchange transactions		1,157,392		753,449
Additional impairment loss on credit		334,602		—
Depreciation and amortization		9,668		9,473
Loss on disposal of tangible, intangible and other assets		—		2
Loss on valuation of derivative assets for trading		537,750		632,281
Loss on valuation of derivative assets for hedging		538,902		34,670
Loss on fair value hedged items		1,294,259		1,062,298
Retirement benefits		5,494		5,431
Gain on financial assets at FVTPL		(9,483)		(10,143)
Gain on financial assets at FVOCI		(497)		(140)
Gain on investments in associates		—		(18,719)
Reversal of derivatives’ credit risk provision		(2,671)		(15,890)
Gain on foreign exchange transactions		(1,308,298)		(468,253)
Reversal of impairment loss on credit		—		(64,814)
Gain on fair value hedged items		(79,032)		(28,221)
Gain on valuation of derivative assets for trading		(682,116)		(653,110)
Gain on valuation of derivative assets for hedging		(856,234)		(877,968)
Gain on disposal of tangible, intangible and other assets		(77)		(12)

		523,394		112,243

Changes in operating assets and liabilities:
Due from financial institutions		440,220		626,162
Financial assets and liabilities at FVTPL		(510,101)		103,129
Hedging derivative assets and liabilities		(205,123)		(169,146)
Loans at amortized cost		(9,004,251)		345,044
Other assets		(256,946)		(259,014)
Provisions		30,053		—
Net retirement benefit liabilities (assets)		(1,446)		10
Other liabilities		130,099		368,433

		(9,377,495)		1,014,618

(Continued)

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six months ended June 30, 2020		Six months ended June 30, 2019
	(Korean won in millions)
Payment of income tax		(366,777)		(39,519)
Interest received		1,301,667		1,585,457
Interest paid		(870,149)		(1,017,391)
Dividend received		61,766		48,899

Net cash provided by (used in) operating activities		(8,547,566)		2,194,866

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposals of financial investments	￦	281,562	￦	472,218
Disposals of investments in associates		7,614		18,719
Disposals of tangible assets		77		13
Acquisitions of financial investments		(1,624,808)		(768,894)
Acquisitions of tangible assets		(1,321)		(2,737)
Acquisitions of intangible assets		(1,867)		(3,218)

Net cash used in investing activities		(1,338,743)		(283,899)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in call-money		380,243		—
Proceeds from borrowings		8,518,490		1,237,358
Proceeds from debentures		18,109,034		8,857,375
Paid-in capital increase		—		26,180
Increase in deposits		2		—
Repayment of borrowings		(5,369,003)		(811,657)
Repayment of debentures		(11,861,892)		(9,783,507)
Decrease in deposits		(2)		—
Payment of dividends		(109,037)		(62,656)

Net cash provided by (used in) financing activities		9,667,835		(536,907)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(218,474)		1,374,060
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		2,913,676		1,020,067
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCIES		(403,034)		(100,473)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 7 and 35)	￦	2,292,168	￦	2,293,654

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019,

AND FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

1. GENERAL:

(1) Summary of The Export-Import Bank of Korea

The Export-Import Bank of Korea (the “Bank”) was established in 1976 as a special financial institution under The Export-Import Bank of Korea Act (the “EXIM Bank Act”) to grant financial facilities for overseas trade (i.e., export and import), investments and resources development activities. As of June 30, 2020, the Bank operates 10 domestic branches, 3 domestic offices, 4 overseas subsidiaries and 24 overseas offices.

The Bank’s authorized capital is ￦15,000,000 million, and through numerous capital increases since the establishment, its paid-in capital is ￦11,871,143 million as of June 30, 2020. The Government of the Republic of Korea (the “Government”), the Bank of Korea, and the Korea Development Bank hold 66.43%, 9.81%, and 23.76%, respectively, of the ownership of the Bank as of June 30, 2020.

The Bank, as a trustee of the Government, has managed the Economic Development Cooperation Fund (“EDCF”) since June 1987 and the Inter-Korean Cooperation Fund (“IKCF”) since March 1991. These funds are accounted for separately and are not included in the Bank’s separate interim financial statements. The Bank receives fees from the Government for the trustee services.

(2) Summary of subsidiaries and associates

1) Subsidiaries of the Bank as of June 30, 2020 and December 31, 2019 are as follows:

(June 30, 2020)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	Jun. 30, 2020
KEXIM Vietnam Leasing Co.(*1)	Vietnam	USD 13 mil.	Finance	—	100.00	Jun. 30, 2020
PT.KOEXIM Mandiri Finance	Indonesia	IDR 52,000 mil.	Finance	442	85.00	Jun. 30, 2020
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	Jun. 30, 2020
EXIM PLUS Co., Ltd.	Korea	KRW 950 mil.	Service	190,000	100.00	Jun. 30, 2020

(December 31, 2019)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	Dec. 31, 2019
KEXIM Vietnam Leasing Co.(*1)	Vietnam	USD 13 mil.	Finance	—	100.00	Dec. 31, 2019
PT.KOEXIM Mandiri Finance	Indonesia	IDR 52,000 mil.	Finance	442	85.00	Dec. 31, 2019
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	Dec. 31, 2019
EXIM PLUS Co., Ltd.	Korea	KRW 950 mil.	Service	190,000	100.00	Dec. 31, 2019

(*1)	This entity does not issue share certificates.

2) Associates of the Bank as of June 30, 2020 and December 31, 2019 are as follows:

(June 30, 2020)

Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Korea Asset Management Corporation	Korea	KRW 899,807 mil.	Financial service	44,482,396	24.71	Jun. 30, 2020
Credit Guarantee and Investment Fund	Philippines	USD 1,078 mil.	Financial service	123,800,000	11.49	Mar. 31, 2020
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW 6,262 mil.	Shipbuilding	1,040,000	83.03	Jun. 30, 2020
KTB Newlake Global Healthcare PEF	Korea	KRW 33,850 mil.	Financial service	846,255,813	25.00	Jun. 30, 2020
Korea Aerospace Industries. Ltd.	Korea	KRW 487,376 mil.	Manufacturing	25,745,964	26.41	Jun. 30, 2020
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW 541,029 mil.	Shipbuilding	—	—	Jun. 30, 2020

(December 31, 2019)

Associates	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Korea Asset Management Corporation	Korea	KRW 860,000 mil.	Financial service	44,482,396	25.86	Dec. 31, 2019
Credit Guarantee and Investment Fund	Philippines	USD 1,078 mil.	Financial service	123,800,000	11.49	Dec. 31, 2019
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW 1,391,693 mil.	Shipbuilding	96,575,200	69.39	Dec. 31, 2019
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW 6,262 mil.	Shipbuilding	1,040,000	83.03	Dec. 31, 2019
KTB Newlake Global Healthcare PEF	Korea	KRW 35,180 mil.	Financial service	1,004,500,000	25.00	Dec. 31, 2019
KBS-KDB Private Equity Fund	Korea	KRW 29,713 mil.	Financial service	6,031,875,000	20.30	Dec. 31, 2019
Korea Aerospace Industries. Ltd.	Korea	KRW 487,376 mil.	Manufacturing	25,745,964	26.41	Dec. 31, 2019
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW 541,029 mil.	Shipbuilding	—	—	Dec. 31, 2019

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of condensed separate financial statement preparation

These condensed separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Bank’s K-IFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s accounting policies applied for the accompanying condensed separate interim financial statements are the same as the policies applied for the preparation of separate financial statements as of and for the year ended December 31, 2019.

(2) Functional Currency

Items included in the separate financial statements in the Bank are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

3. SIGNIFICANT ESTIMATES AND JUDGMENTS:

The preparation of separate financial statements requires the application of accounting policies, especially certain critical accounting estimates and assumptions that may have a significant impact on assets (liabilities) and income (expenses). The management’s estimate of outcome may differ from an actual outcome if the management’s estimates and assumptions based on its best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both. Significant judgments are the same as those applied in preparation of the annual separate financial statements for the year ended December 31, 2019.

4. RISK MANAGEMENT:

4-1. Summary

(1) Overview of Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, interest risk, credit concentration risk, strategy/reputational risk, outsourcing risk, settlement risk and others. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks.

The Bank’s risk management system focuses on increasing transparency, developing risk management environment and preemptive response to risks due to rapid changes in financial environment to support the Bank’s long-term strategy and business decision efficiently.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

(2) Risk Management Group

1) Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the board of directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

2) Risk Management Council

The Risk Management Council is a consultative group that reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

3) Risk Management Practices Committee

The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council. It performs practical work process relating to risk management plan, including targeted Bank for International Settlements (“BIS”) ratio, risk management strategy, risk measurement, risk analysis, economic capital limit and others.

4-2. Credit risk

(1) Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

(2) Credit Risk Management

The Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to specific industry and specific borrowers. The Bank maintains allowances for loan losses associated with credit risk on loans and receivables to manage its credit risk.

(3) Maximum exposure to credit risk

The Bank’s maximum exposure of financial instruments to credit risk as of June 30, 2020 and December 31, 2019 is as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Cash and due from financial institutions	￦	3,812,026	￦	4,852,816
Financial assets at FVTPL(*1)		1,059,516		726,816
Hedging derivative assets		1,072,162		390,645
Loans at amortized cost(*2)		84,701,179		73,744,546
Financial investments(*3)		2,374,024		1,177,893
Other financial assets		1,110,869		942,890
Acceptances and guarantee contracts		39,707,524		38,121,355
Commitments(*4)		24,801,574		21,401,516

Total	￦	158,638,874	￦	141,358,477

(*1)	Financial assets at FVTPL exclude debt securities related to beneficiary certificates and paid-in capital.
(*2)	Loans at amortized cost exclude loan valuation adjustment related to fair value hedging, allowances for loan losses.
(*3)	Allowances for securities at amortized cost is excluded.
(*4)	Commitments exclude commitments on purchase of beneficiary certificates which are included in other commitments in Note 36.

(4) Credit risk of loans

In order to secure asset quality and enhance equity capital adequacy, the Bank reserves and manages allowances for loan losses on loans that have credit risk. Impairment on loans can be either deducted directly from the carrying amount thereof or can be deducted using the account of allowances for loan losses. The Bank’s financial statements presents impairment on loans using the account of allowances for loan losses, after the measurement of credit risk inherent in loans.

The Bank writes off on non-profitable loans, non-recoverable loans, loans classified as estimated loss by asset quality category, loans requested to be written off by Financial Supervisory Service (“FSS”) and others upon approval of Loan Management Committee.

Loans as of June 30, 2020 and December 31, 2019 are categorized as follows (Korean won in millions):

(June 30, 2020)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Collective assessment:
Best	￦	23,641,414	￦	7,949	￦	4,814	￦	23,654,177
Outstanding		25,527,161		—		—		25,527,161
Good		28,738,226		1,482,291		7,440		30,227,957
Below normal		—		1,195,075		98,690		1,293,765

Subtotal		77,906,801		2,685,315		110,944		80,703,060

Individual assessment:
Best		—		—		4,042		4,042
Outstanding		—		—		—		—
Good		—		2,343,018		33,159		2,376,177
Below normal		—		740,767		1,264,377		2,005,144

Subtotal		—		3,083,785		1,301,578		4,385,363

Total	￦	77,906,801	￦	5,769,100	￦	1,412,522	￦	85,088,423

Net deferred origination fees and costs								(387,244)

Total							￦	84,701,179

(December 31, 2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Collective assessment:
Best	￦	21,038,485	￦	9,537	￦	4,463	￦	21,052,485
Outstanding		23,537,313		—		40,000		23,577,313
Good		25,355,627		817,515		10,555		26,183,697
Below normal		23,156		1,047,905		93,226		1,164,287

Subtotal		69,954,581		1,874,957		148,244		71,977,782

Individual assessment:
Best		—		—		99,101		99,101
Outstanding		—		—		—		—
Good		—		—		37,093		37,093
Below normal		—		575,730		1,454,461		2,030,191

Subtotal		—		575,730		1,590,655		2,166,385

Total	￦	69,954,581	￦	2,450,687	￦	1,738,899	￦	74,144,167

Net deferred origination fees and costs								(399,621)

Total							￦	73,744,546

The above carrying amounts exclude loan valuation adjustment related to fair value hedging amounting to ￦16,188 million and ￦7,924 million as of June 30, 2020 and December 31, 2019, respectively.

(5) Credit quality of securities

Securities (debt securities) exposed to credit risk as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Grade 1	￦	2,374,024	￦	—	￦	—	￦	2,374,024
Grade 2		—		—		—		—
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	￦	2,374,024	￦	—	￦	—	￦	2,374,024

(December 31, 2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Grade 1	￦	1,177,893	￦	—	￦	—	￦	1,177,893
Grade 2		—		—		—		—
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	￦	1,177,893	￦	—	￦	—	￦	1,177,893

(6) Concentration of credit risk

The amounts disclosed below exclude loan valuation adjustment related to fair value hedging amounting to ￦16,188 million and ￦7,924 million as of June 30, 2020 and December 31, 2019, respectively.

1) Loans by country where the credit risk belongs to as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	24,768,484	￦	8,390,968	￦	2,621,195	￦	35,780,647	42.05	￦	(10,749)	￦	(1,211,364)
China		—		2,461,793		443,869		2,905,662	3.41		(2,618)		(32,020)
Saudi Arabia		—		3,476,326		977		3,477,303	4.09		(33,798)		(12,378)
India		—		2,342,727		153,036		2,495,763	2.93		(26,942)		(3,496)
Indonesia		17,000		3,387,279		6,017		3,410,296	4.01		(51,252)		(9,291)
Vietnam		—		3,939,580		145,794		4,085,374	4.80		(24,651)		(37,414)
Australia		—		383,023		2,359		385,382	0.45		—		(232)
Philippines		—		95,455		—		95,455	0.11		(44)		(819)
Qatar		—		665,342		—		665,342	0.78		(2,142)		(3,538)
Singapore		—		583,745		180,105		763,850	0.90		(2,187)		(893)
Oman		—		984,224		2,615		986,839	1.16		(14,649)		(5,221)
Hong Kong		—		320,888		1,157,559		1,478,447	1.74		(156)		(10,827)
The United Arab Emirates		—		4,428,679		1,408		4,430,087	5.21		(21,806)		(1,898)
Uzbekistan		—		1,276,596		—		1,276,596	1.50		(10,425)		(35,060)
Others		13,800		3,777,174		2,192,552		5,983,526	7.03		(96,618)		(100,597)

Subtotal		24,799,284		36,513,799		6,907,486		68,220,569	80.17		(298,037)		(1,465,048)

Europe:
Russia		—		149,683		—		149,683	0.18		—		(589)
United Kingdom		—		1,350,922		3,101		1,354,023	1.59		(10,396)		(102,447)
France		—		101,357		33,467		134,824	0.16		(754)		(170)
Netherlands		—		—		17,318		17,318	0.02		—		(99)
Greece		—		1,212,544		—		1,212,544	1.43		(9,043)		(2,169)
Turkey		—		1,119,978		5,156		1,125,134	1.32		(13,916)		(62,907)
Germany		—		236,316		4,952		241,268	0.28		(301)		(1,253)
Ukraine		—		22,246		—		22,246	0.03		(144)		—
Hungary		—		383,294		—		383,294	0.45		(416)		(361)
Others		—		1,950,534		50,037		2,000,571	2.34		(7,602)		(10,484)

Subtotal		—		6,526,874		114,031		6,640,905	7.80		(42,572)		(180,479)

America:
Panama		—		830,562		—		830,562	0.98		(3,709)		(45,452)
United States		—		2,865,323		2,512		2,867,835	3.37		(4,979)		(260,377)
The British Virgin Islands		—		12,650		—		12,650	0.01		(136)		(17)
Mexico		—		519,668		—		519,668	0.61		(3,842)		(2,091)
Bermuda		—		106,545		—		106,545	0.13		(712)		—
Brazil		—		2,274,545		—		2,274,545	2.67		(4,259)		(5,794)
Others		—		1,220,160		17,553		1,237,713	1.46		(5,195)		(26,332)

Subtotal		—		7,829,453		20,065		7,849,518	9.23		(22,832)		(340,063)

Africa:
Marshall Islands		—		599,916		—		599,916	0.71		(3,456)		(5,038)
Malagasy		—		416,541		—		416,541	0.49		(1,210)		(239,731)
Others		—		1,359,997		977		1,360,974	1.60		(19,137)		(170,973)

Subtotal		—		2,376,454		977		2,377,431	2.80		(23,803)		(415,742)

Total	￦	24,799,284	￦	53,246,580	￦	7,042,559	￦	85,088,423	100.00	￦	(387,244)	￦	(2,401,332)

(December 31, 2019)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	18,536,778	￦	6,350,010	￦	1,185,905	￦	26,072,693	35.16	￦	(9,234)	￦	(993,265)
China		—		2,487,039		348,370		2,835,409	3.82		(2,023)		(31,462)
Saudi Arabia		—		3,498,638		691		3,499,329	4.72		(37,505)		(11,947)
India		—		2,189,516		118,073		2,307,589	3.11		(10,320)		(2,767)
Indonesia		17,000		3,165,380		10,255		3,192,635	4.31		(55,693)		(13,291)
Vietnam		—		3,706,636		1,952		3,708,588	5.00		(25,672)		(29,129)
Australia		—		1,902,578		1,865		1,904,443	2.57		(15,556)		(2,481)
Philippines		—		117,128		—		117,128	0.16		(76)		(917)
Qatar		—		696,564		—		696,564	0.94		(2,350)		(3,604)
Singapore		—		589,009		248,013		837,022	1.13		(2,289)		(1,058)
Oman		—		908,383		7,620		916,003	1.24		(15,162)		(4,804)
Hong Kong		—		474,247		100,052		574,299	0.77		(127)		(10,962)
The United Arab Emirates		—		4,033,392		570		4,033,962	5.44		(20,965)		(1,723)
Uzbekistan		—		1,081,962		—		1,081,962	1.46		(10,888)		(30,276)
Others		14,600		3,704,356		2,078,006		5,796,962	7.82		(100,760)		(99,572)

Subtotal		18,568,378		34,904,838		4,101,372		57,574,588	77.65		(308,620)		(1,237,258)

Europe:
Russia		—		155,296		—		155,296	0.21		—		(563)
United Kingdom		—		1,248,648		—		1,248,648	1.68		(9,827)		(106,277)
France		—		148,039		2,521		150,560	0.20		(1,231)		(195)
Netherlands		—		49,302		12,944		62,246	0.08		—		(793)
Greece		—		1,013,076		—		1,013,076	1.37		(6,302)		(1,164)
Turkey		—		1,054,238		903		1,055,141	1.42		(14,513)		(60,931)
Germany		—		243,133		358		243,491	0.33		(338)		(1,290)
Ukraine		—		42,902		—		42,902	0.06		(349)		—
Hungary		—		369,157		983		370,140	0.50		(490)		(355)
Others		—		1,632,140		90,552		1,722,692	2.32		(7,442)		(9,174)

Subtotal		—		5,955,931		108,261		6,064,192	8.17		(40,492)		(180,742)

America:
Panama		—		680,469		—		680,469	0.92		(3,870)		(61,164)
United States		—		2,938,762		14,077		2,952,839	3.98		(5,839)		(227,585)
The British Virgin Islands		—		13,215		—		13,215	0.02		(148)		(17)
Mexico		—		497,591		—		497,591	0.67		(4,058)		(2,060)
Bermuda		—		111,300		—		111,300	0.15		(771)		(16)
Brazil		—		2,338,393		—		2,338,393	3.15		(4,487)		(6,175)
Others		—		1,241,666		14,404		1,256,070	1.70		(5,429)		(64,205)

Subtotal		—		7,821,396		28,481		7,849,877	10.59		(24,602)		(361,222)

Africa:
Marshall Islands		—		844,922		—		844,922	1.14		(4,142)		(23,003)
Malagasy		—		401,658		—		401,658	0.54		(1,296)		(241,642)
Others		—		1,408,932		—		1,408,932	1.91		(20,469)		(132,093)

Subtotal		—		2,655,512		—		2,655,512	3.59		(25,907)		(396,738)

Total	￦	18,568,378	￦	51,337,677	￦	4,238,114	￦	74,144,169	100.00	￦	(399,621)	￦	(2,175,960)

2) Loans by industry as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	16,533,123	￦	25,666,339	￦	807,218	￦	43,006,680	50.54	￦	(204,738)	￦	(1,894,604)
Transportation		1,483,386		6,050,272		—		7,533,658	8.85		(35,182)		(203,792)
Financial institutions		5,397,666		7,129,196		6,164,496		18,691,358	21.97		(3,668)		(21,882)
Wholesale and retail		517,029		1,041,780		35,673		1,594,482	1.87		(2,236)		(32,115)
Real estate		—		174,252		—		174,252	0.20		(1,730)		(1,224)
Construction		338,372		888,617		12,463		1,239,452	1.46		(11,086)		(48,834)
Public sector and others		529,708		12,296,124		22,709		12,848,541	15.11		(128,604)		(198,881)

Total	￦	24,799,284	￦	53,246,580	￦	7,042,559	￦	85,088,423	100.00	￦	(387,244)	￦	(2,401,332)

(December 31, 2019)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	11,470,884	￦	24,118,850	￦	203,973	￦	35,793,707	48.28	￦	(200,949)	￦	(1,698,064)
Transportation		709,600		6,519,485		—		7,229,085	9.75		(35,307)		(170,978)
Financial institutions		5,344,448		6,178,243		3,971,318		15,494,009	20.90		(3,492)		(19,220)
Wholesale and retail		288,358		1,147,824		47,517		1,483,699	2.00		(2,520)		(27,962)
Real estate		—		371,642		—		371,642	0.50		(1,764)		(1,392)
Construction		363,748		529,110		—		892,858	1.20		(11,063)		(35,041)
Public sector and others		391,340		12,472,523		15,306		12,879,169	17.37		(144,526)		(223,303)

Total	￦	18,568,378	￦	51,337,677	￦	4,238,114	￦	74,144,169	100.00	￦	(399,621)	￦	(2,175,960)

3) Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by industry as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020			Dec. 31, 2019
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Banking and insurance	￦	11,993	53.83	￦	17,655	61.45
Others		10,286	46.17		11,074	38.55

Subtotal		22,279	100.00		28,729	100.00

Financial Assets at FVOCI
Government and government sponsored institutions		1,058,541	57.88		102,510	17.27
Banking and insurance		756,332	41.36		485,230	81.75
Others		13,863	0.76		5,793	0.98

Subtotal		1,828,736	100.00		593,533	100.00

Securities at amortized cost
Government and government sponsored institutions		105,823	19.41		4,685	0.80
Banking and insurance		425,735	78.07		566,398	96.93
Others		13,731	2.52		13,277	2.27

Subtotal		545,289	100.00		584,360	100.00

Total	￦	2,396,304		￦	1,206,622

4) Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by country as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020			Dec. 31, 2019
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Korea	￦	10,286	46.17	￦	11,074	38.55
Others		11,993	53.83		17,655	61.45

Subtotal		22,279	100.00		28,729	100.00

Financial Assets at FVOCI
Korea		1,161,265	63.50		142,803	24.06
Others		667,471	36.50		450,730	75.94

Subtotal		1,828,736	100.00		593,533	100.00

Securities at amortized cost
Korea		135,459	24.84		38,857	6.65
Others		409,830	75.16		545,503	93.35

Subtotal		545,289	100.00		584,360	100.00

Total	￦	2,396,304		￦	1,206,622

5) Credit enhancement and its financial effect as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Loans(*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	￦	84,701,179	￦	39,707,524	￦	24,801,574	￦	149,210,277	100.00

Credit enhancement:
Deposits and savings		143,091		45,431		2,182		190,704	0.13
Export guarantee insurance		514,208		1,028,151		14,915		1,557,274	1.04
Guarantee		2,067,608		1,883,055		424,852		4,375,515	2.93
Securities		231,217		476,869		9,500		717,586	0.48
Real estate		1,754,696		514,017		25,570		2,294,283	1.54
Ships		699,481		164,838		135,561		999,880	0.67
Others		607,480		575,894		—		1,183,374	0.79

Subtotal		6,017,781		4,688,255		612,580		11,318,616	7.58

Exposure to credit risk after deducting credit enhancement	￦	78,683,398	￦	35,019,269	￦	24,188,994	￦	137,891,661	92.42

(December 31, 2019)

	Loans(*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	￦	73,744,546	￦	38,121,355	￦	21,401,516	￦	133,267,417	100.00

Credit enhancement:
Deposits and savings		130,115		55,652		2,633		188,400	0.14
Export guarantee insurance		—		745,779		6,153		751,932	0.56
Guarantee		2,107,144		1,827,847		343,946		4,278,937	3.21
Securities		136,406		417,217		10,000		563,623	0.42
Real estate		1,998,198		1,474,527		35,480		3,508,205	2.63
Ships		634,906		169,149		28,522		832,577	0.62
Others		1,052,345		—		2,694		1,055,039	0.79

Subtotal		6,059,114		4,690,171		429,428		11,178,713	8.37

Exposure to credit risk after deducting credit enhancement	￦	67,685,432	￦	33,431,184	￦	20,972,088	￦	122,088,704	91.63

(*1)	Loans exclude loan valuation adjustment related to fair value hedging.

4-3. Liquidity risk

(1) Overview of liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its payment obligations arising from financial liabilities as they become due. The Bank discloses all financial asset, financial liabilities and off-balance sheet items, such as loan commitments and analysis of the contractual maturity, which are related to liquidity risk, into seven categories. The cash flows disclosed in the maturity analysis are undiscounted contractual amounts, including principal and future interest, which resulted in disagreement with the discounted cash flows included in the separate statements of financial position. However, for derivatives, each discounted cash flow consisting of current fair value is presented.

(2) Principles of the liquidity risk management

1) Liquidity risk is managed with integration. The Bank measures, reports and controls liquidity risk by quantification with reasonable method.

2) Liquidity risk reflects financing plans and fund-using plans, and the Bank reports the liquidity risk with preciseness, timeliness and consistency.

3) The Bank establishes liquidity risk management strategy by analyzing liquidity maturity, liquidity gap structure and market environment.

(3) Liquidity risk management

Risk management department monitors changes by liquidity risk sources and compliance of risk limits. It notifies related departments to prepare countermeasures in case the measured liquidity risk is close to risk limits. Also, it analyzes crisis situations and effects of the crisis situations and reports to the Risk Management Committee on a regular basis. Each related department monitors changes of liquidity risk sources and compliance of risk limits by itself and if exposure to new risk is expected, it discusses the matter with the head of risk management department.

(4) Measurement of liquidity risk

The Bank measures liquidity ratio, liquidity gap ratio and others for local currency and foreign currencies and simulates analysis reflecting market environment, product features and the Bank’s strategies.

(5) Analysis on remaining contractual maturity of financial liabilities and off-balance-sheet items

Remaining contractual maturity and amount of financial liabilities and off-balance-sheet items as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	On demand		Within 1 month		1 to 3 months		3 to 6 months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	762,297	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	762,297
Hedging derivative liabilities		—		35,983		78,140		125,288		136,129		453,880		128,429		957,849
Borrowings		—		1,659,999		1,352,901		3,727,507		1,384,844		2,397,545		—		10,522,796
Debentures		—		1,819,037		3,836,090		7,056,920		15,627,612		37,402,487		14,766,460		80,508,606
Other financial liabilities		—		881,250		4,748		10,280		178		164,115		1,026,286		2,086,857

Total	￦	762,297	￦	4,396,269	￦	5,271,879	￦	10,919,995	￦	17,148,763	￦	40,418,027	￦	15,921,175	￦	94,838,405

Off-balance sheet items(*1):
Commitments	￦	24,801,574	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	24,801,574
Financial guarantee contracts		14,241,070		—		—		—		—		—		—		14,241,070

Total	￦	39,042,644	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	39,042,644

(December 31, 2019)

	On demand		Within 1 month		1 to 3 months		3 to 6 months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	686,613	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	686,613
Hedging derivative liabilities		—		364		11,922		217,118		29,449		405,185		134,748		798,786
Borrowings		—		619,772		1,332,484		1,091,075		1,260,812		2,677,567		—		6,981,710
Debentures		—		1,943,375		2,989,105		6,572,727		9,686,275		35,582,548		16,702,068		73,476,098
Other financial liabilities		—		859,000		114		8,720		8,511		74,497		1,015,234		1,966,076

Total	￦	686,613	￦	3,422,511	￦	4,333,625	￦	7,889,640	￦	10,985,047	￦	38,739,797	￦	17,852,050	￦	83,909,283

Off-balance sheet items(*1):
Commitments	￦	21,401,516	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	21,401,516
Financial guarantee contracts		14,630,370		—		—		—		—		—		—		14,630,370

Total	￦	36,031,886	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	36,031,886

(*1)	Financial guarantees and loan commitments provided by the Bank have maturities. The Bank should fulfill the obligation immediately when the counterparty requests payment.

4-4. Market risk

(1) Overview of market risk

1) Definition of market risk

Market risk is the risk of possible losses that arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value. The Bank classifies exposures to market risk into either foreign exchange rate risk or interest rate risk. Foreign exchange risk is the possible losses on assets and liabilities denominated in foreign currencies due to changes of foreign exchange rate. Interest rate risk is the possible losses on assets and liabilities due to changes of interest rate.

2) Market risk management group

The Bank operates the Risk Management Committee and the Risk Management Council for managing risks and risk limits. The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council for practical matters, such as managing adequate assets and liabilities by analyzing foreign exchange risk, interest rate risk, liquidity risk and effects by initiating new product. Market risk is managed by product and currency for minimizing segments exposed to changes of foreign exchange, interest rate and securities’ price. Foreign exchange risk is measured by definite method. Interest rate risk is measured by IRRBB standards, definite method and probabilistic method and definite method is used for limits management. Meanwhile, the Bank performs financial crisis analysis supposing exceptional, but possible events for evaluating latent weakness. The analysis is used for important decision making, such as risk mitigation, emergency plan development and limit setup. The results of the analysis are reported to the board of directors and management on a quarterly basis.

(2) Foreign exchange risk

1) Management of foreign exchange risk

Foreign exchange risk management limit is set up and a risk management division head monitors changes of foreign exchange risk by source and compliance of risk limits regularly. A finance division head also monitors changes of foreign exchange risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that foreign exchange risk exceeds risk limit. If foreign exchange risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of foreign exchange risk

Foreign exchange risk is managed by foreign exchange VaR and foreign exchange position. Foreign exchange VaR is measured on a monthly basis and foreign exchange position is measured on a daily basis. It is measured separately by currency for assets and liabilities denominated in foreign currencies exceeding 5% of total assets and liabilities denominated in foreign currencies.

3) Measurement method

① Value at Risk (VaR)

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different, depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of foreign exchange that has significant influent on the value of portfolio.

③ Results of measurement

Results of foreign exchange VaR as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020								Dec. 31, 2019
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending
Foreign exchange risk	￦	65,179	￦	37,976	￦	91,200	￦	61,491	￦	30,268	￦	4,798	￦	68,010	￦	24,140

(3) Interest rate risk in bank account

1) Management of interest rate risk

Interest rate risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of interest rate risk by source and compliance of risk limits regularly. A finance division head also monitors changes of interest rate risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that interest rate risk exceeds risk limit. If interest rate risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of interest rate risk

Interest rate risk is managed by measuring ΔNII (Change in Net Interest Income) and ΔEVE (Change in Economic Value of Equity) and uses interest rate sensitivity gap and duration gap as supplementary index. ΔNII and ΔEVE are measured on a monthly basis, and interest rate sensitivity gap and duration gap are measured on a daily basis. The Bank simulates analysis reflecting market environment, product features and the Bank’s strategies.

3) Measurement method

① Change in Economic Value of Equity (ΔEVE)

The Bank uses a yearly ΔEVE to measure interest rate risk. The yearly ΔEVE is the maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates the yearly ΔEVE by using variance-covariance method at a 99% single tail confidence level based on the previous five years data using equal weighted-average method.

ΔEVE estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of interest rate that has significant influence on the value of portfolio and is performed at least once in every quarter.

③ Results of measurement

Results of interest rate risk as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020				Dec. 31, 2019
	Average	Minimum	Maximum	Ending	Average	Minimum	Maximum	Ending
Interest rate risk	￦35,436	￦24,224	￦47,859	￦42,792	￦55,045	￦32,209	￦80,562	￦80,562

4-5. Capital risk

The Bank follows the standard of capital adequacy established by the Financial Services Commission. The standard is based on Basel III, which was established by Basel Committee on Banking Supervision in BIS. In Korea, this standard has been followed since December 2013. According to the standard, the Bank should maintain at least 8% or above of BIS capital ratio for risk-weighted asset, and quarterly report BIS capital ratio to the FSS.

According to Korean Banking Supervision rules for operations, the Bank’s capitals are mainly divided into two categories:

(1) Tier 1 capital (basic capital): Basic capital is composed of capital stock-common and other basic capital. Capital stock-common includes common stock satisfied with qualifications, capital surplus, retained earnings, accumulated other comprehensive income, other reserves and non-controlling interests among the common stock of consolidated subsidiaries. Other basic capital includes securities and capital surplus satisfied with qualifications

(2) Tier 2 capital (supplementary capital): Supplementary capital is composed of the securities and capital surplus satisfied with qualifications, non-controlling interests among the securities of consolidated subsidiaries and the amounts of less than below 1.25% of credit risk-weighted asset like allowance for credit losses in respect of credits classified as normal or precautionary.

The risk-weighted asset includes intrinsic risks in total assets, errors of internal operation processes and loss risk from external events. It indicates a size of assets reflecting the level of risks that the Bank bears. The Bank computes the risk-weighted asset by risks (credit risk, market risk and operational risk) and uses it for calculation of BIS capital ratio.

5. FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

5-1. Classification and fair value

(1) Carrying amounts and fair values of financial instruments as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020				Dec. 31, 2019
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and due from financial institutions	￦	3,812,026	￦	3,812,450	￦	4,852,816	￦	4,853,034
Financial assets at FVTPL		2,576,350		2,576,350		1,834,497		1,834,497
Hedging derivative assets		1,072,162		1,072,162		390,645		390,645
Loans at amortized cost		82,316,035		82,960,837		71,576,511		71,957,864
Financial assets at FVOCI		10,255,118		10,255,118		8,729,394		8,729,394
Securities at amortized cost		545,193		558,098		584,268		593,025
Other financial assets		1,110,869		1,110,869		942,890		942,890

Total	￦	101,687,753	￦	102,345,884	￦	88,911,021	￦	89,301,349

Financial liabilities:
Financial liabilities at FVTPL	￦	762,297	￦	762,297	￦	686,613	￦	686,613
Hedging derivative liabilities		957,849		957,849		798,786		798,786
Borrowings		10,477,751		10,443,012		6,796,372		6,785,597
Debentures		75,943,948		76,231,859		67,137,591		67,739,080
Other financial liabilities		2,086,857		2,086,857		1,966,076		1,966,076

Total	￦	90,228,702	￦	90,481,874	￦	77,385,438	￦	77,976,152

Fair value is the amount at which the assets could be exchanged or the liabilities could be settled in transaction between knowledgeable and willing independent parties. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits them to be compared with their carrying amount at the end of each reporting period. The best estimate of the fair value of a financial instrument is the price quoted in an active market.

Methods for measuring fair value of financial instruments are as follows:

Financial instruments	Method of measuring fair value
Loans and receivables

As demand deposits and transferable deposits do not have maturity and are readily convertible to cash, the carrying amounts of these deposits approximate their fair values. Fair values of the deposits with the maturity of more than one year are determined by discounted cash flow model (“DCF model”).

DCF model is also used to determine the fair value of loans. Fair value is determined by discounting the cash flows expected from each contractual period by applying the discount rates for each period.

Investment securities	Financial investments are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker or using the DCF model.

Financial instruments	Method of measuring fair value
Derivatives

For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC (over-the-counter) derivative, fair value is determined primarily using the DCF model. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap and currency swap based on observable market parameters. However, some complex financial instruments are valued using the results of independent pricing services, where part or all of the inputs are not observable in the market.

Borrowings	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate.

Debentures

Fair value of debentures denominated in local currency is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

Fair value of debentures denominated in foreign currencies is determined by DCF model.

Fair values of financial assets and financial liabilities classified as fair value Level 3 of the fair value hierarchy are determined by using the valuation of independent third-party pricing services. Meanwhile, carrying amounts of other financial assets and financial liabilities are regarded as an approximation of fair values.

(2) Fair value hierarchy

Fair value hierarchy of financial assets and liabilities, which are not measured at fair value as of June 30, 2020 and December 31, 2019 is as follows (Korean won in millions):

(June 30, 2020)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	2,262,168	￦	—	￦	1,550,282	￦	3,812,450
Loans at amortized cost		—		—		82,960,837		82,960,837
Securities at amortized cost		—		558,098		—		558,098
Other financial assets		—		—		1,110,869		1,110,869

Total	￦	2,262,168	￦	558,098	￦	85,621,988	￦	88,442,254

Financial liabilities:
Borrowings	￦	—	￦	10,443,012	￦	—	￦	10,443,012
Debentures		—		76,231,859		—		76,231,859
Other financial liabilities		—		—		2,086,857		2,086,857

Total	￦	—	￦	86,674,871	￦	2,086,857	￦	88,761,728

(December 31, 2019)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	2,913,676	￦	—	￦	1,939,358	￦	4,853,034
Loans at amortized cost		—		—		71,957,864		71,957,864
Securities at amortized cost		—		593,025		—		593,025
Other financial assets		—		—		942,890		942,890

Total	￦	2,913,676	￦	593,025	￦	74,840,112	￦	78,346,813

Financial liabilities:
Borrowings	￦	—	￦	6,785,597	￦	—	￦	6,785,597
Debentures		—		67,739,080		—		67,739,080
Other financial liabilities		—		—		1,966,076		1,966,076

Total	￦	—	￦	74,524,677	￦	1,966,076	￦	76,490,753

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2020 and December 31, 2019 is as follows (Korean won in millions):

(June 30, 2020)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	—	￦	2,216,230		360,120		2,576,350
Hedging derivative assets		—		1,072,162		—		1,072,162
Financial assets at FVOCI		147,363		1,828,735		8,279,020		10,255,118

	￦	147,363	￦	5,117,127	￦	8,639,140	￦	13,903,630

Financial liabilities:
Financial liabilities at FVTPL	￦	—		762,297	￦	—		762,297
Hedging derivative liabilities		—		957,849		—		957,849

	￦	—	￦	1,720,146	￦	—		1,720,146

(December 31, 2019)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	—	￦	1,494,318	￦	340,179	￦	1,834,497
Hedging derivative assets		—		390,645		—		390,645
Financial assets at FVOCI		177,931		593,533		7,957,930		8,729,394

	￦	177,931	￦	2,478,496	￦	8,298,109	￦	10,954,536

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	686,613	￦	—	￦	686,613
Hedging derivative liabilities		—		798,786		—		798,786

	￦	—	￦	1,485,399	￦	—	￦	1,485,399

The Bank classifies financial instruments as three level of fair value hierarchy as below:

Level 1:

Financial instruments measured at quoted prices from active markets are classified as fair value Level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2:

Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as Level 2. This level includes the majority of debt and general OTC derivatives such as swap, futures and options

Level 3:

Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as Level 3. This level includes unlisted equity securities, structured bonds and OTC derivatives.

The valuation techniques and input variables of Level 2 financial instruments subsequently not measured at fair value as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	￦	558,098	DCF Model	Discount rate
Financial liabilities
Borrowings		10,443,012	DCF Model	Discount rate
Debentures		76,231,859	DCF Model	Discount rate

(December 31, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	￦	593,025	DCF Model	Discount rate
Financial liabilities
Borrowings		6,785,597	DCF Model	Discount rate
Debentures		67,739,080	DCF Model	Discount rate

The valuation techniques and input variables of Level 3 financial instruments subsequently not measured at fair value as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Fair value	Valuation techniques	Input variables
Financial assets
Loans at amortized cost	￦82,960,837	DCF Model	Discount rate
Other financial assets	1,110,869	DCF Model	Discount rate
Financial liabilities
Other financial liabilities	2,086,857	DCF Model	Discount rate

(December 31, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans at amortized cost	￦	71,957,864	DCF Model	Discount rate
Other financial assets		942,890	DCF Model	Discount rate
Financial liabilities
Other financial liabilities		1,966,076	DCF Model	Discount rate

The valuation techniques and input variables of Level 2 financial instruments, measured at fair value after initial recognition, as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	1,178,993	DCF Model	Discount rate
Derivative assets for trading		1,037,237	DCF Model	Discount rate
Hedging derivative assets		1,072,162	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		1,828,735	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		762,297	DCF Model	Discount rate
Hedging derivative liabilities		957,849	DCF Model	Discount rate

(December 31, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	796,231	DCF Model	Discount rate
Derivative assets for trading		698,087	DCF Model	Discount rate
Hedging derivative assets		390,645	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		593,533	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		686,613	DCF Model	Discount rate
Hedging derivative liabilities		798,786	DCF Model	Discount rate

Below table accounts for quantitative information of fair value (Level 3) using input factor, which is significant but unobservable, and relation between unobservable input factor and estimate of fair value, as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Fair value (Korean won in million)	Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted stock	￦21,701	Binomial Model CCA Methods NAV Methods	Discount rate	2.10% ~ 2.88%	If discount rate is decreased (increased)/if volatility is increased (decreased), fair value is increased (decreased).
Beneficiary certificates	208,956
Paid-in capital	119,177		Volatility	40.20%
Loans	10,286
Financial assets at FVOCI:
Unlisted stock	￦8,262,759	DCF Model CCA Methods NAV Methods	Discount rate	3.22% ~ 14.41%	If discount rate is decreased (increased)/if growth rate is increased (decreased), fair value is increased (decreased).
Paid-in capital	16,261		Growth rate	—

(December 31, 2019)

	Fair value (Korean won in million)	Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted stock	￦21,659	DCF Model CCA Methods NAV Methods	Discount rate	2.45% ~ 12.47%	If discount rate is decreased (increased)/ if growth rate is increased (decreased), fair value is increased (decreased).
Beneficiary certificates	193,977
Paid-in capital	113,469		Growth rate	—
Loans	11,074
Financial assets at FVOCI:
Unlisted stock	￦7,940,380	DCF Model CCA Methods NAV Methods	Discount rate	3.04% ~ 17.74%	If discount rate is decreased (increased)/ if growth rate is increased (decreased), fair value is increased (decreased)
Paid-in capital	17,550		Growth rate	—	.

1) Changes in Level 3 financial assets that are measured at fair value for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Beginning balance		Profit (Loss)		Other comprehensive income (loss)		Purchases/ issues		Sales/ settlements		Transfers into Level 3 / Transfers out of Level 3		Ending balance
Financial assets
Securities at FVTPL	￦	329,105	￦	33,941	￦	—	￦	9,349	￦	(22,561)	￦	—	￦	349,834
Loans at FVTPL		11,074		(788)		—		—		—		—		10,286
Financial assets at FVOCI		7,957,930		—		116,290		204,800		—		—		8,279,020

Total	￦	8,298,109	￦	33,153	￦	116,290	￦	214,149	￦	(22,561)	￦	—	￦	8,639,140

(2019)

	Beginning balance	Profit (Loss)	Other comprehensive income (loss)	Purchases/ issues	Sales/ settlements	Transfers into Level 3 / Transfers out of Level 3	Ending balance
Financial assets
Securities at FVTPL	￦249,017	￦9,674	￦—	￦96,107	￦(25,693)	￦—	￦329,105
Loans at FVTPL	16,960	(2,231)	—	—	(3,655)	—	11,074
Financial assets at FVOCI	7,602,562	—	(61,226)	417,101	(507)	—	7,957,930

Total	￦7,868,539	￦7,443	￦(61,226)	￦513,208	￦(29,855)	￦—	￦8,298,109

2) In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and total gains or losses for financial instruments held at the end of the reporting period in the separate statements of comprehensive income for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

	Net gain (loss) from financial investments
	Six months ended June 30, 2020		2019
Total gains (losses) for financial instruments held at the end of the reporting period	￦	33,153	￦	7,443
Total gains (losses) included in profit or loss for the period		33,153		7,443

3) The sensitivity of fair value analysis for the Level 3 financial instruments

The Bank performed the sensitivity analysis for the Level 3 financial instruments for which fair value would be measured differently upon reasonably possible alternative assumptions. The Bank classified the effect from changes upon the alternative assumptions into favorable effect and unfavorable effect and presented the most favorable effect or the most unfavorable effect in the table hereunder. Stocks are the financial instruments subject to sensitivity analysis, which are classified as Level 3 and of which changes in fair value are recognized as other comprehensive income. Meanwhile, equity instruments, which are recognized as cost among the financial instruments and are classified as Level 3 are excluded from the sensitivity analysis.

Sensitivity analysis details per market risk variable of each Level 3 financial instrument held and measured at fair value as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Profit (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
Financial assets at FVOCI(*1)	￦	—	￦	—	￦	11,097,072	￦ (2,159,741)

(December 31, 2019)

	Profit (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
Financial assets at FVOCI(*1)	￦	—	￦	—	￦	10,694,679	￦ (1,459,904)

(*1)	Changes in fair value of stocks are computed along with the increases or decreases in either growth rate (0 ~ 1%) and discount rate, which are unobservable inputs.

5-2. Classification by categories of financial instruments

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Financial assets at FVTPL		Financial assets at amortized cost		Financial assets at FVOCI		Hedging derivative assets		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	3,812,026	￦	—	￦	—	￦	3,812,026
Financial assets at FVTPL		2,576,350		—		—		—		2,576,350
Hedging derivative assets		—		—		—		1,072,162		1,072,162
Loans at amortized cost		—		82,316,035		—		—		82,316,035
Financial investments		—		545,193		10,255,118		—		10,800,311
Other financial assets		—		1,110,869		—		—		1,110,869

Total	￦	2,576,350	￦	87,784,123	￦	10,255,118	￦	1,072,162	￦	101,687,753

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	762,297	￦	—	￦	—	￦	762,297
Hedging derivative liabilities		—		—		957,849		957,849
Borrowings		—		10,477,751		—		10,477,751
Debentures		—		75,943,948		—		75,943,948
Other financial liabilities		—		2,086,857		—		2,086,857

Total	￦	762,297	￦	88,508,556	￦	957,849	￦	90,228,702

(December 31, 2019)

	Financial assets at FVTPL		Financial assets at amortized cost		Financial assets at FVOCI		Hedging derivative assets		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	4,852,816	￦	—	￦	—	￦	4,852,816
Financial assets at FVTPL		1,834,497		—		—		—		1,834,497
Hedging derivative assets		—		—		—		390,645		390,645
Loans at amortized cost		—		71,576,511		—		—		71,576,511
Financial investments		—		584,268		8,729,394		—		9,313,662
Other financial assets		—		942,890		—		—		942,890

Total	￦	1,834,497	￦	77,956,485	￦	8,729,394	￦	390,645	￦	88,911,021

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	686,613	￦	—	￦	—	￦	686,613
Hedging derivative liabilities		—		—		798,786		798,786
Borrowings		—		6,796,372		—		6,796,372
Debentures		—		67,137,591		—		67,137,591
Other financial liabilities		—		1,966,076		—		1,966,076

Total	￦	686,613	￦	75,900,039	￦	798,786	￦	77,385,438

5-3. Offset of financial instruments

The bank holds the financial instruments which grant it the rights to offset in case of default, insolvency, or bankruptcy of the counterparties though it does not meet the criteria for offsetting of K-IFRS No. 1032. Cash collaterals do not meet the offsetting criteria in K-IFRS No. 1032, but they can be set off with net amounts of financial instruments.

The effects of netting agreements as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statements of financial position		Amount that is not offset in the separate statements of financial position				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	2,109,399	￦	—	￦	2,109,399	￦	(771,744)	￦	(193,655)	￦	1,144,000
Financial liabilities:
Derivatives		1,720,146		—		1,720,146		(771,744)		(264,443)	￦	683,959

(December 31, 2019)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statements of financial position		Amount that is not offset in the separate statements of financial position				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	1,088,732	￦	—	￦	1,088,732	￦	(476,720)	￦	(16,196)	￦	595,816
Financial liabilities:
Derivatives		1,485,399		—		1,485,399		(476,720)		(432,436)	￦	576,243

5-4. Transfer of financial assets

The Bank continues to recognize the financial assets related to repurchase agreements on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Financial asset is sold under a repurchase agreements to repurchase the some asset at fixed price. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial asset. There are no carrying amounts of transferred assets and relevant liabilities as of June 30, 2020 and December 31, 2019.

6. OPERATING SEGMENT:

Though the Bank conducts business activities related to financial services, in accordance with relevant laws, such as the Export-Import Bank of Korea Act, it does not report separate segment information, as management considers the Bank to be operating under one core business.

7. CASH AND DUE FROM FINANCIAL INSTITUTIONS:

(1) Cash and cash equivalents as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

Detail	Jun. 30, 2020		Dec. 31, 2019
Due from financial institutions in local currency	￦	365,754	￦	856,283
Due from financial institutions in foreign currencies		3,446,272		3,996,533

Subtotal		3,812,026		4,852,816

Restricted due from financial institutions		(1,189,858)		(1,089,140)
Due from financial institutions with original maturities of more than three months at acquisition date		(330,000)		(850,000)

Subtotal		(1,519,858)		(1,939,140)

Total (*)	￦	2,292,168	￦	2,913,676

(*)	Equal to the cash and due from financial institutions as presented on the separate statements of cash flows.

(2) Details of due from financial institutions as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020			Dec. 31, 2019
Detail	Amount		Interest (%)	Amount		Interest (%)
Due from financial institutions in local currency:
Demand deposits	￦	1,050	—	￦	1,081	—
Time deposits		360,000	1.60~2.15		850,000	1.60~2.15
Others		3,700	0.35		4,200	1.10
Margin for derivatives		1,004	—		1,002	—

Subtotal		365,754			856,283

Due from financial institutions in foreign currencies:
Demand deposits		618,958	—		168,532	—
On demand		1,597,097	—		2,679,319	—
Offshore demand deposits		41,363	—		60,544	—
Others		294,834	0.08		521,979	0.00~0.45
Margin for derivatives		894,020	—		566,159	—

Subtotal		3,446,272			3,996,533

Total	￦	3,812,026		￦	4,852,816

(3) Restricted due from financial institutions as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

Detail	Financial Institution	Jun. 30, 2020	Dec. 31, 2019	Reason for restriction
Due from financial institutions in local and foreign currencies	DEUTSCHE BANK TRUST COMPANY AMERICAS and others	￦1,189,858	￦1,089,140	Credit Support Annex (CSA) for derivative transactions

8. FINANCIAL ASSETS AT FVTPL:

Details of financial assets at FVTPL as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31 2019
Debt securities in local currency
Paid-in capital	￦	107,764	￦	101,887
Beneficiary certificates		1,265,684		860,911

Subtotal		1,373,448		962,798

Debt securities in foreign currencies
Bonds		11,993		17,655
Paid-in capital		11,414		11,582
Beneficiary certificates		110,271		111,641

Subtotal		133,678		140,878

Equity securities in foreign currency stocks
Stocks		21,701		21,660
Loans at FVTPL
Privately placed corporate bonds		10,286		11,074
Derivative assets for trading
Equity related		1,596		664
Interest rates related		670,164		433,822
Foreign currencies related		365,447		263,573
Others		30		28

Subtotal		1,037,237		698,087

Total	￦	2,576,350	￦	1,834,497

9. FINANCIAL INVESTMENTS:

Details of financial investments as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31 2019
Financial assets at FVOCI
Debt securities in local currency
National bond	￦	1,056,111	￦	100,175
Equity securities in local currency
Stocks		8,410,121		8,118,311
Paid-in capital		16,261		17,550

Subtotal		8,426,382		8,135,861

Debt securities in foreign currencies
Corporate bonds and etc.(*1)		772,625		493,358
Securities at amortized cost
Debt securities in foreign currencies
Corporate bonds and etc.(*1)		545,193		584,268

Total	￦	10,800,311	￦	9,313,662

(*1)	It includes debt securities, which are pledged as collateral amounting to ￦96,014 million and ￦98,384 million as of June 30, 2020 and December 31, 2019, respectively.

10. LOANS AT AMORTIZED COST:

Loans as presented below exclude loan valuation adjustment related to fair value hedging amounting to ￦16,188 million and ￦7,924 million as of June 30, 2020 and December 31, 2019, respectively.

(1) Details of loans as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Detail	Jun. 30, 2020		Dec. 31, 2019
Loans in local currency	Loans for export	￦	15,649,433	￦	12,521,584
	Loans for foreign investments		2,493,771		1,857,260
	Loans for import		4,174,425		3,302,360
	Troubled Debt Restructuring(*1)		1,888,930		519,655
	Others		592,725		367,519

	Subtotal		24,799,284		18,568,378

Loans in foreign currencies	Loans for export		25,939,605		26,765,183
	Loans for foreign investments		23,458,908		21,955,101
	Loans for rediscounted trading notes		1,656,966		243,138
	Loans for import		1,270,158		1,550,839
	Offshore funding loans		620,696		618,989
	Domestic usance bills(*2)		271,247		176,475
	Others		29,000		27,952

	Subtotal		53,246,580		51,337,677

Others	Foreign-currency bills bought		1,643,722		773,367
	Advance payments on acceptances and guarantees		46,116		26,063
	Call loans		3,782,205		3,438,684
	Interbank loans in foreign currencies		1,570,516		—

	Subtotal		7,042,559		4,238,114

	Total		85,088,423		74,144,169

	Net deferred origination fees and costs		(387,244)		(399,621)
	Allowance for loan losses		(2,401,332)		(2,175,960)

	Total	￦	82,299,847	￦	71,568,588

(*1)	Representing loans originated by the Consolidated Entity to companies that are undergoing debt restructuring activities.

(*2)	Representing receivables associated with letters of credit issued by domestic banks in Korea.

(2) Changes in allowance for loan losses for the six months ended June 30, 2020 and for the year ended December 31, 2019, are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance	￦	286,290	￦	758,393	￦	1,131,277	￦	2,175,960
- Transfer to 12 month expected credit losses		1		(1)		—		—
- Transfer to lifetime expected credit losses		(11,652)		21,037		(9,385)		—
- Transfer to credit-impaired financial assets		(1,705)		(3,455)		5,160		—
Written-off		—		—		(13,132)		(13,132)
Collection		17,374		—		202		17,576
Loan-for-equity swap		—		—		(7,364)		(7,364)
Others		9,730		—		—		9,730
Unwinding effect		(69)		(33)		(8,906)		(9,008)
Foreign exchange translation		5,074		26,068		17,287		48,429
Additional provisions (Reversal of provisions)		13,545		197,517		(31,921)		179,141

Ending balance	￦	318,588	￦	999,526	￦	1,083,218	￦	2,401,332

(2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance	￦	257,157	￦	558,740	￦	738,407	￦	1,554,304
- Transfer to 12 month expected credit losses		16,495		(1,223)		(15,272)		—
- Transfer to lifetime expected credit losses		(1,275)		2,268		(993)		—
- Transfer to credit-impaired financial assets		(14,993)		(13,198)		28,191		—
Written-off		(6,660)		—		(196,229)		(202,889)
Collection		102,070		—		—		102,070
Loan-for-equity swap		—		—		(25,061)		(25,061)
Others		39,432		—		—		39,432
Unwinding effect		(642)		(1)		(32,784)		(33,427)
Foreign exchange translation		3,634		16,957		5,034		25,625
Additional provisions (Reversal of provisions)		(108,928)		194,850		629,984		715,906

Ending balance	￦	286,290	￦	758,393	￦	1,131,277	￦	2,175,960

11. INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

(1) Details of investments in associates and subsidiaries as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Company	Detail	Location	Business	Year-end	Ownership (%)	Net asset(*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	￦	50,857	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		20,763		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	85.00		20,966		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		74,102		49,139
EXIM PLUS Co., Ltd.	Subsidiary	Korea	Service	December	100.00		1,427		950
Korea Asset Management Corporation	Associate	Korea	Financial service	December	24.71		490,115		380,520
Credit Guarantee and Investment Fund(*2,3)	Associate	Philippines	Financial service	December	11.49		167,993		143,220
DAESUN Shipbuilding & Engineering Co., Ltd.(*5)	Associate	Korea	Shipbuilding	December	83.03		(315,905)		—
KTB Newlake Global Healthcare PEF	Associate	Korea	Financial service	December	25.00		7,714		8,463
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		334,499		1,110,990
Daewoo Shipbuilding & Marine Engineering Co., Ltd(*6)	Associate	Korea	Shipbuilding	December	—		—		—

Total								￦	1,777,287

(December 31, 2019)

Company	Detail	Location	Business	Year-end	Ownership (%)	Net asset(*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	￦	50,683	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		19,280		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	85.00		24,332		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		72,297		49,139
EXIM PLUS Co., Ltd.	Subsidiary	Korea	Service	December	100.00		854		950
Korea Asset Management Corporation	Associate	Korea	Financial service	December	25.86		490,171		380,520
Credit Guarantee and Investment Fund(*2)	Associate	Philippines	Financial service	December	11.49		156,768		143,220
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.(*4)	Associate	Korea	Shipbuilding	December	69.39		(1,222,949)		—
DAESUN Shipbuilding & Engineering Co., Ltd.(*5)	Associate	Korea	Shipbuilding	December	83.03		(315,442)		—
KTB Newlake Global Healthcare PEF	Associate	Korea	Financial service	December	25.00		9,259		10,045
KBS-KDB Private Equity Fund	Associate	Korea	Financial service	December	20.30		4,023		6,032
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		302,348		1,110,990
Daewoo Shipbuilding & Marine Engineering Co., Ltd(*6)	Associate	Korea	Shipbuilding	December	—		—		—

Total								￦	1,784,901

(*1)	In cases of associates, the amounts represent net asset after considering account percentage of ownership.
(*2)

As of June 30, 2020 and December 31, 2019 the entity is classified into an associate because the Bank has significant influence in the way of representation on the board of directors or equivalent governing body of the investee.

(*3)

The most recent financial statements were used (due to the unavailability of the ones as of June 30, 2020) in which the significant transactions or events, which occurred between the end of preceding reporting period of an associate and that of the Consolidated Entity, had been reflected.

(*4)

Since the corporate restructuring process has been initiated during the year ended December 31, 2018 and major decisions have been made by the courts, the Bank classified the entity as an associate not considering having substantial control over the entity.

(*5)

This entity was under the creditor-led work out programs. The Bank should have at least 75% of the total creditor’s loans to have a substantive control based on the creditor’s agreement. As the Bank had only 70.60% of the total creditor’s loans, this was classified into associates.

(*6)

This entity is not an associate with the current ownership. However, considering potential voting rights, the Bank has classified the entity as an associate. The Bank holds convertible bonds issued by the entity amounting to KRW 1,887,153 million.

(2) Changes in investments in associates and subsidiaries for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

Company	Detail	Beginning balance		Acquisitions		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		—		49,139
EXIM PLUS Co., Ltd.	Subsidiary		950		—		—		—		950
Korea Asset Management Corporation	Associate		380,520		—		—		—		380,520
Credit Guarantee and Investment Fund	Associate		143,220		—		—		—		143,220
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate		—		—		—		—		—
KTB Newlake Global Healthcare PEF	Associate		10,045		—		(1,582)		—		8,463
KBS-KDB Private Equity Fund	Associate		6,032		—		(6,032)		—		—
Korea Aerospace Industries. Ltd.	Associate		1,110,990		—		—		—		1,110,990
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Associate		—		—		—		—		—

Total		￦	1,784,901	￦	—	￦	(7,614)	￦	—	￦	1,777,287

(2019)

Company	Detail	Beginning balance		Acquisition		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		—		49,139
EXIM PLUS Co., Ltd.	Subsidiary		—		950		—		—		950
Korea Asset Management Corporation	Associate		380,520		—		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		27,734		—		—		143,220
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate		—		—		—		—		—
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate		—		—		—		—		—
KTB Newlake Global Healthcare PEF	Associate		8,795		1,250		—		—		10,045
KBS-KDB Private Equity Fund	Associate		6,032		—		—		—		6,032
Korea Shipping and Maritime Transportation	Associate		400,000		—		(400,000)		—		—
Korea Aerospace Industries. Ltd.	Associate		1,467,520		—		—		(356,530)		1,110,990
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Associate		—		—		—		—		—

Total		￦	2,511,497	￦	29,934	￦	(400,000)	￦	(356,530)	￦	1,784,901

(3) Summarized financial information of associates and subsidiaries as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the period		Total comprehensive income (loss)
KEXIM Bank UK Limited	￦	432,247	￦	381,390	￦	901	￦	2,001	￦	174
KEXIM Vietnam Leasing Co.		201,462		180,698		968		773		1,483
PT.KOEXIM Mandiri Finance		165,963		141,298		415		(4,191)		(3,847)
KEXIM Asia Limited		504,304		430,202		1,966		1,696		1,964
EXIM PLUS Co., Ltd.		1,982		555		573		573		573
Korea Asset Management Corporation		5,033,300		3,049,831		68,407		68,749		68,749
Credit Guarantee and Investment Fund		1,558,291		96,207		10,222		7,905		47,392
DAESUN Shipbuilding & Engineering Co., Ltd.		393,499		773,969		2,681		(858)		(858)
KTB Newlake Global Healthcare PEF		30,977		120		253		320		320
Korea Aerospace Industries. Ltd.		5,299,699		4,033,274		127,351		160,708		160,731
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		11,168,858		7,118,716		352,400		294,007		295,246

(December 31, 2019)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the year		Total comprehensive income (loss)
KEXIM Bank UK Limited	￦	452,741	￦	402,058	￦	1,388	￦	(55)	￦	4,809
KEXIM Vietnam Leasing Co.		194,716		175,436		1,266		1,358		1,964
PT.KOEXIM Mandiri Finance		183,472		154,847		563		(250)		1,944
KEXIM Asia Limited		500,469		428,172		3,608		3,065		8,398
EXIM PLUS Co., Ltd.		1,239		385		(96)		(96)		(96)
Korea Asset Management Corporation		4,897,223		3,001,745		85,698		66,826		51,885
Credit Guarantee and Investment Fund		1,453,117		88,728		31,594		32,532		75,604
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		815,900		2,578,329		(12,471)		32,328		1,207
DAESUN Shipbuilding & Engineering Co., Ltd.		388,670		768,583		11,309		3,665		3,665
KTB Newlake Global Healthcare PEF		37,187		151		(277)		(33)		(33)
KBS-KDB Private Equity Fund		19,969		152		(9,218)		(9,205)		(9,205)
Korea Aerospace Industries. Ltd.		4,404,485		3,259,784		275,196		130,010		111,583
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		11,276,079		7,521,182		292,761		(46,485)		(85,325)

12. TANGIBLE ASSETS:

Changes in tangible assets for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Ending balance
Lands	￦	190,807	￦	—	￦	—	￦	—	￦	190,807
Buildings		62,496		—		—		(963)		61,533
Leasehold improvements		145		2		—		(13)		134
Vehicles		783		322		—		(187)		918
Furniture and fixture		10,885		997		—		(2,669)		9,213

Total	￦	265,116	￦	1,321	￦	—	￦	(3,832)	￦	262,605

(2019)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Ending balance
Lands	￦	190,807	￦	—	￦	—	￦	—	￦	190,807
Buildings		64,524		—		—		(2,028)		62,496
Leasehold improvements		—		158		—		(13)		145
Vehicles		600		588		(17)		(388)		783
Furniture and fixture		10,171		6,081		(25)		(5,342)		10,885

Total	￦	266,102	￦	6,827	￦	(42)	￦	(7,771)	￦	265,116

13. INTANGIBLE ASSETS:

Changes in intangible assets for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Reversal of (Additional) impairment		Ending balance
Computer software	￦	10,756	￦	455	￦	—	￦	(1,934)	￦	—	￦	9,277
System development fees		19,970		1,412		—		(3,902)		—		17,480
Memberships		3,656		—		—		—		—		3,656

Total	￦	34,382	￦	1,867	￦	—	￦	(5,836)	￦	—	￦	30,413

(2019)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Reversal of (Additional) impairment		Ending balance
Computer software	￦	11,003	￦	3,514	￦	—	￦	(3,761)	￦	—	￦	10,756
System development fees		23,985		3,421		—		(7,436)		—		19,970
Memberships		3,466		138		—		—		52		3,656

Total	￦	38,454	￦	7,073	￦	—	￦	(11,197)	￦	52	￦	34,382

14. OTHER ASSETS:

(1) Details of other assets as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Other financial assets:
Guarantee deposits	￦	39,939	￦	40,922
Accounts receivable		243,127		69,680
Accrued income		847,268		840,104
Receivable spot exchange		77		72
Allowances for loan losses on other assets		(19,542)		(7,888)

Subtotal		1,110,869		942,890

Other assets:
Advance payments		—		134
Prepaid expenses		33,224		11,551
Current income tax asset		3,406		1,333
Sundry assets		8,089		30,185

Subtotal		44,719		43,203

Total	￦	1,155,588	￦	986,093

(2) Changes in allowances for loan losses on other assets for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		2019
Beginning balance	￦	7,888	￦	170,291
Collection		78		116
Additional provisions (Reversal of provisions)		11,485		(162,403)
Others		91		(116)

Ending balance	￦	19,542	￦	7,888

15. BORROWINGS:

(1) Details of borrowings as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF ECONOMY AND FINANCE	LIBOR 3M+0.60 ~ LIBOR 3M+0.78	￦	2,197,017
Short term borrowings from foreign financial institutions	THE BANK OF TOKYO-MITSUBISHI UFJ, LTD, SEOUL BRANCH	LIBOR 3M+0.27		360,210
Long term borrowings from foreign financial institutions	CREDIT AGRICOLE CIB and others	LIBOR 3M+0.32 ~ LIBOR 3M+0.85		1,861,085
Discount on borrowings				(251)
Commercial papers denominated in foreign currencies	CITIBANK N.A., HONG KONG(US) and others	(-)0.42 ~ 2.45		4,402,973
Offshore commercial papers denominated in foreign currencies	MIZUHO SECURITIES ASIA LTD. BANK OF NEW YORK MELLON,	0.10		40,506
Others (Foreign banks)	HONG KONG BRANCH and others	0.06 ~ 0.20		271,247
Others (CSA)	Standard Chartered Bank and others	0.08		784,754

Subtotal				9,917,541

Call-money:
Call-money in local currency	KOREA DEVELOPMENT BANK	0.55		200,000
Call-money in foreign currencies	BANK OF KOREA	0.32		360,210

Subtotal				560,210

Total			￦	10,477,751

(December 31, 2019)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF ECONOMY AND FINANCE	LIBOR 3M+0.60 ~ LIBOR 3M+0.78	￦	2,808,220
Short term borrowings from foreign financial institutions	THE BANK OF TOKYO-MITSUBISHI UFJ, LTD, SEOUL BRANCH	LIBOR 3M+0.27		347,340
Long term borrowings from foreign financial institutions	CREDIT AGRICOLE CIB and others	LIBOR 3M+0.45 ~ LIBOR 3M+0.85		1,620,920
Discount on borrowings				(401)
Commercial papers denominated in foreign currency	NOMURA BANK INTERNATIONAL PLC and others	(-)0.45 ~ 2.17		1,414,086
Offshore commercial papers denominated in foreign currency	BRED BANQUE POPULAIRE and others	(-)0.52 ~ 1.96		68,566
Others (Foreign banks)	DBS BANK LTD, and others	0.04 ~ 0.20		176,475
Others (CSA)	ING BANK N.V. AMSTERDAM and others	1.55		161,166

Subtotal				6,596,372

Call-money in local currency:	KOREA DEVELOPMENT BANK	1.29		200,000

Total			￦	6,796,372

(2) Details of the borrowings from other financial institutions as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Type	Call-money		Borrowings in foreign currencies		Total
Commercial banks	￦	560,210	￦	7,720,775	￦	8,280,985

(December 31, 2019)

Type	Call-money		Borrowings in foreign currencies		Total
Commercial banks	￦	200,000	￦	3,788,551	￦	3,988,551

The above borrowings excluded the present value discounting effect.

16. DEBENTURES:

Details of debentures as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

Detail	Jun. 30, 2020			Dec. 31, 2019
	Interest rate (%)	Amount		Interest rate (%)	Amount
Local currency:
Fixed rate	0.67~4.70	￦	23,455,000	1.25~4.70	￦	15,405,000

Fair value hedging adjusting			(24,464)			(29,401)
Discount on debentures			(88,298)			(81,602)

Subtotal			23,342,238			15,293,997

Foreign currencies:
Floating rate	Libor3M+0.20 ~ Libor3M+1.35		11,420,154	Libor3M+0.20 ~ Libor3M+1.00		10,198,720
Fixed rate	0.00~8.50		39,420,699	0.00~8.50		41,103,950

Subtotal			50,840,853			51,302,670

Fair value hedging adjusting			1,854,058			635,004
Discount on debentures			(93,201)			(94,080)

Subtotal			52,601,710			51,843,594

Total		￦	75,943,948		￦	67,137,591

17. PROVISIONS:

(1) Details of provisions as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Provisions for acceptances and guarantees	￦	409,947	￦	306,441
Provisions for unused loan commitments		210,550		232,940

Total	￦	620,497	￦	539,381

(2) Changes in provisions for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Acceptances and guarantees
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	48,514	￦	209,840	￦	48,087	￦	306,441
- Transfer to 12 month expected credit losses		286		(286)		—		—
- Transfer to lifetime expected credit losses		(4,239)		4,239		—		—
- Transfer to credit-impaired financial assets		—		—		—		—
Foreign exchange translation		1,166		7,040		435		8,641
Additional provisions (Reversal of provisions)		(1,231)		68,042		28,054		94,865

Ending balance	￦	44,496	￦	288,875	￦	76,576	￦	409,947

	Unused loan commitments
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	23,771	￦	200,695	￦	8,474	￦	232,940
- Transfer to 12 month expected credit losses		2,268		(2,268)		—		—
- Transfer to lifetime expected credit losses		—		12		(12)		—
- Transfer to credit-impaired financial assets		(1)		(2)		3		—
Foreign exchange translation		389		596		55		1,040
Additional provisions (Reversal of provisions)		(170)		(19,042)		(4,218)		(23,430)

Ending balance	￦	26,257	￦	179,991	￦	4,302	￦	210,550

(2019)

	Acceptances and guarantees
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	46,487	￦	504,663	￦	51,285	￦	602,435
- Transfer to 12 month expected credit losses		7,364		(253)		(7,111)		—
- Transfer to lifetime expected credit losses		(329)		329		—		—
- Transfer to credit-impaired financial assets		(108)		—		108		—
Foreign exchange translation		1,255		10,550		305		12,110
Additional provisions (Reversal of provisions)		(6,155)		(305,449)		3,500		(308,104)

Ending balance	￦	48,514	￦	209,840	￦	48,087	￦	306,441

	Unused loan commitments
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	27,089	￦	119,894	￦	2,464	￦	149,447
- Transfer to 12 month expected credit losses		1,638		(1,638)		—		—
- Transfer to lifetime expected credit losses		—		457		(457)		—
- Transfer to credit-impaired financial assets		—		(401)		401		—
Foreign exchange translation		172		16		52		240
Additional provisions (Reversal of provisions)		(5,128)		82,367		6,014		83,253

Ending balance	￦	23,771	￦	200,695	￦	8,474	￦	232,940

18. RETIREMENT BENEFIT PLAN:

The Bank operates both defined benefit plan and defined contribution plan.

(1)	Defined benefit plan

The Bank operates defined benefit plans, which have the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the separate statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method. The present value of the defined benefit obligation is calculated using the projected unit credit method (“PUC”). The data used in the PUC, such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset, are based on observable market data and historical data, which are annually updated.

Actuarial assumptions may differ from actual results due to change in the market, economic trend and mortality trend, which may affect defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income or loss.

(2) Details of defined benefit obligation as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Present value of defined benefit obligations	￦	104,324	￦	100,628
Fair value of plan assets		(102,479)		(103,871)

Net defined benefit liabilities (assets)	￦	1,845	￦	(3,243)

(3) Changes in net defined benefit obligations for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Present value of the defined benefit obligations		Plan assets		Net defined benefit liabilities (assets)
Beginning balance	￦	100,628	￦	(103,871)	￦	(3,243)
Contributions from the employer		—		—		—
Current-service cost		5,550		—		5,550
Interest expense (income)		1,522		(1,578)		(56)
Return on plan assets, excluding the interest expense (income)		—		—		—
Actuarial gains and losses arising from changes in demographic assumptions		—		—		—
Actuarial gains and losses arising from changes in financial assumptions		—		—		—
Actuarial gains and losses arising from experience adjustments		—		—		—
Management fees on plan assets		—		—		—
Benefits paid		(3,376)		2,970		(406)

Ending balance	￦	104,324	￦	(102,479)	￦	1,845

(2019)

	Present value of the defined benefit obligations		Plan assets		Net defined benefit liabilities (assets)
Beginning balance	￦	97,160	￦	(90,810)	￦	6,350
Contributions from the employer		—		(14,700)		(14,700)
Current-service cost		10,659		—		10,659
Interest expense (income)		3,220		(3,017)		203
Return on plan assets, excluding the interest expense (income)		—		—		—
Actuarial gains and losses arising from changes in demographic assumptions		(720)		—		(720)
Actuarial gains and losses arising from changes in financial assumptions		(1,336)		828		(508)
Actuarial gains and losses arising from experience adjustments		(4,562)		—		(4,562)
Management fees on plan assets		—		207		207
Benefits paid		(3,793)		3,621		(172)

Ending balance	￦	100,628	￦	(103,871)	￦	(3,243)

(4) Details of plan assets as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Cash and cash equivalent	￦	18,978	￦	19,035
Others		83,501		84,836

Total	￦	102,479	￦	103,871

(5) Retirement benefit costs incurred from the defined contribution plan for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Retirement benefits	￦	247	￦	252

19. OTHER LIABILITIES:

Details of other liabilities as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Other financial liabilities:
Financial guarantee contract liabilities	￦	1,205,446	￦	1,109,018
Foreign exchanges payable		130		79,049
Accounts payable		213,965		43,350
Accrued expenses		667,155		734,498
Guarantee deposit received		161		161

Subtotal		2,086,857		1,966,076

Other liabilities:
Allowance for credit loss in derivatives		35,051		20,906
Unearned income		181,933		185,720
Current tax payable		7,183		416,148
Sundry liabilities		11,759		14,901

Subtotal		235,926		637,675

Total	￦	2,322,783	￦	2,603,751

20. DERIVATIVES:

The Bank operates derivatives both for trading and hedging purposes. Derivatives held for trading purpose are included in financial assets and liabilities at FVTPL.

(1) Fair value hedge

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. When applying fair value hedge, the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized in profit or loss.

The Bank shall discontinue prospectively the fair value hedge if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Any adjustment arising from the gain or loss on the hedged item attributable to the hedged risk to the carrying amount of a hedged financial instrument for which the effective interest method is used shall be amortized to profit or loss.

The Bank uses interest rate swaps for hedging changes of fair values in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of fair values in hedged items arising from changes in foreign exchange rates.

(2) Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and could affect profit or loss. When applying cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income; and the ineffective portion of the gain or loss on the hedging instrument are recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. The forecasted transaction is no longer expected to occur, any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective are reclassified from equity to profit or loss as a reclassification adjustment.

The Bank uses interest rate swaps for hedging changes of cash flows in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of cash flows in hedged items arising from changes in foreign exchange.

(3) Details of derivative assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,117,458	￦	863,363	￦	—	￦	670,164	￦	1,533,527
Currency:
Currency forwards		4,435,200		—		—		50,908		50,908
Currency swaps		28,737,621		208,799		—		314,539		523,338

Subtotal		33,172,821		208,799		—		365,447		574,246

Stock:
Stock options		46,952		—		—		1,596		1,596
Other:
Other derivatives		—		—		—		30		30

Total	￦	73,337,231	￦	1,072,162	￦	—	￦	1,037,237	￦	2,109,399

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,117,458	￦	37,245	￦	—	￦	292,381	￦	329,626
Currency:
Currency forwards		4,435,200		—		—		61,730		61,730
Currency swaps		28,737,621		920,604		—		405,985		1,326,589

Subtotal		33,172,821		920,604		—		467,715		1,388,319

Stock:
Stock options		46,952		—		—		2,185		2,185
Other:
Other derivatives		—		—		—		16		16

Total	￦	73,337,231	￦	957,849	￦	—	￦	762,297	￦	1,720,146

(December 31, 2019)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,360,597	￦	261,998	￦	—	￦	433,820	￦	695,818
Currency:
Currency forwards		5,815,589		—		—		53,006		53,006
Currency swaps		29,435,322		128,647		—		210,568		339,215

Subtotal		35,250,911		128,647		—		263,574		392,221

Stock:
Stock options		46,952		—		—		664		664
Other:
Other derivatives		—		—		—		29		29

Total	￦	75,658,460	￦	390,645	￦	—	￦	698,087	￦	1,088,732

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,360,597	￦	78,976	￦	—	￦	280,314	￦	359,290
Currency:
Currency forwards		5,815,589		—		—		87,987		87,987
Currency swaps		29,435,322		719,810		—		318,055		1,037,865

Subtotal		35,250,911		719,810		—		406,042		1,125,852

Stock:
Stock options		46,952		—		—		242		242
Other:
Other derivatives		—		—		—		15		15

Total	￦	75,658,460	￦	798,786	￦	—	￦	686,613	￦	1,485,399

(4) Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Fair value hedge—hedged items	￦	(1,215,227)	￦	(1,034,077)
Fair value hedge—hedging instruments	￦	963,781	￦	1,253,651

(5) As a result of cash flow hedge, the Bank recognized ￦182 million as other comprehensive income (before tax effect) for the six months ended June 30, 2019, and there is no ineffectiveness recognized in relation to cash flow hedge for the six months ended June 30, 2020 and 2019.

(6) Hedge accounting

1) Purpose and strategy of risk avoidance

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies the fair value hedge accounting for the changes in the market interest rates of the financial debentures in Korean won and foreign currency and the loans in foreign currency and cash flow hedge accounting for interest rate swaps to hedge cash flow risk due to interest rates of the debentures in Korean won.

2) Nominal values and average hedge ratio for derivatives as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Fair value hedges
Nominal values of hedged items	￦8,083,374	￦6,571,791	￦4,114,687	￦5,873,484	￦6,668,654	￦11,370,916	￦42,682,906
Nominal values of hedging instruments	8,178,546	6,331,739	4,099,761	5,893,844	5,769,610	11,402,778	41,676,278
Average hedge ratio	101.18%	96.35%	99.64%	100.35%	86.52%	100.28%	97.64%

(December 31, 2019)

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Fair value hedges
Nominal values of hedged items	￦5,938,169	￦8,422,627	￦5,245,966	￦3,987,768	￦4,979,797	￦13,211,746	￦41,786,073
Nominal values of hedging instruments	5,600,838	8,000,341	5,233,688	4,007,789	5,174,411	12,371,968	40,389,035
Average hedge ratio	94.32%	94.99%	99.77%	100.50%	103.91%	93.64%	96.66%

3) Effect of hedge accounting on statements of financial position, statements of comprehensive income, statements of changes in equity

① Effect of hedging instruments on statements of financial position, statements of comprehensive income, statements of changes in equity as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Detail	Nominal amount		Carrying amounts of assets		Carrying amounts of liabilities		Changes of fair value in six months ended June 30, 2020
Fair value hedges
Interest swap	￦	27,267,230	￦	863,363	￦	37,245	￦	1,095,107
Currency swap		14,409,048		208,799		920,604		(349,381)

Subtotal		41,676,278		1,072,162		957,849		745,726

Cash flow hedges		—		—		—		—

Total	￦	41,676,278	￦	1,072,162	￦	957,849	￦	745,726

(December 31, 2019)

Detail	Nominal amount		Carrying amounts of assets		Carrying amounts of liabilities		Changes of fair value in the year
Fair value hedges
Interest swap	￦	26,057,349	￦	261,998	￦	78,976	￦	888,149
Currency swap		14,331,689		128,647		719,810		96,781

Subtotal		40,389,038		390,645		798,786		984,930

Cash flow hedges		—		—		—		182

Total	￦	40,389,038	￦	390,645	￦	798,786	￦	985,112

② Effect of hedged items on statements of financial position, statements of comprehensive income, statements of changes in equity as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Detail	Nominal amount		Carrying amounts of assets		Carrying amounts of liabilities		Changes of fair value in six months ended June 30, 2020
Fair value hedges
Loans in foreign currencies	￦	324,111	￦	10,951	￦	2,290	￦	9,254
Debentures in local currency		850,000		—		34,955		(805)
Debentures in foreign currencies		41,508,795		1,061,211		920,604		(1,225,150)

Subtotal		42,682,906		1,072,162		957,849		(1,216,701)

Cash flow hedges		—		—		—		—

Total	￦	42,682,906	￦	1,072,162	￦	957,849	￦	(1,216,701)

(December 31, 2019)

Detail	Nominal amount		Carrying amounts of assets		Carrying amounts of liabilities		Changes of fair value in the year
Fair value hedges
Loans in foreign currencies	￦	70,818	￦	—	￦	2,364	￦	(1,266)
Debentures in local currency		1,000,000		—		38,791		(22,442)
Debentures in foreign currencies		40,715,255		390,645		757,631		(985,684)

Subtotal		41,786,073		390,645		798,786		(1,009,392)

Cash flow hedges		—		—		—		(182)

Total	￦	41,786,073	￦	390,645	￦	798,786	￦	(1,009,574)

4) Gains (losses) on hedged items and hedging instruments attributable to the hedged ineffectiveness for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Gains on hedged items		Gains on hedging instruments		Hedge ineffectiveness recognized in profit (loss)
Fair value hedges	￦	(1,216,701)	￦	1,225,658	￦	8,957
Cash flow hedges		—		—		—

Total	￦	(1,216,701)	￦	1,225,658	￦	8,957

(Six months ended June 30, 2019)

	Gains on hedged items		Gains on hedging instruments		Hedge ineffectiveness recognized in profit (loss)
Fair value hedges	￦	(1,028,670)	￦	959,442	￦	(69,228)
Cash flow hedges		(182)		182		—

Total	￦	(1,028,852)	￦	959,624	￦	(69,228)

21. CAPITAL STOCK:

As of June 30, 2020, the authorized capital and paid-in capital of the Bank are ￦15,000,000 million and ￦11,871,143 million, respectively. The Bank does not issue share certificates.

Changes in capital stock for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		2019
Beginning balance	￦	11,871,143	￦	11,814,963
Paid-in capital increase		—		56,180

Ending balance	￦	11,871,143	￦	11,871,143

22. OTHER COMPONENTS OF EQUITY:

(1) Details of other components of equity as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Gain (Loss) on equity securities at FVOCI	￦	638,091	￦	573,088
Gain (Loss) on debt securities at FVOCI		18,579		6,226
Remeasurement of net defined benefit liabilities		14,305		15,094

Total	￦	670,975	￦	594,408

(2) Changes in other components for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Beginning Balance		Increase (decrease)		Tax effect		Ending balance
Gain (Loss) on equity securities at FVOCI	￦	573,088	￦	85,755	￦	(20,752)	￦	638,091
Gain (Loss) on debt securities at FVOCI		6,226		16,297		(3,944)		18,579
Remeasurement of net defined benefit liabilities		15,094		(1,040)		251		14,305

Total	￦	594,408	￦	101,012	￦	(24,445)	￦	670,975

(2019)

	Beginning Balance		Increase (decrease)		Tax effect		Ending balance
Gain (Loss) on equity securities at FVOCI	￦	691,230	￦	(184,271)	￦	66,129	￦	573,088
Gain (Loss) on debt securities at FVOCI		(20,681)		35,497		(8,590)		6,226
Gain (Loss) on valuation of cash flow hedge		(137)		182		(45)		—
Remeasurement of net defined benefit liabilities		9,917		6,829		(1,652)		15,094

Total	￦	680,329	￦	(141,763)	￦	55,842	￦	594,408

23. RETAINED EARNINGS:

(1) Details of retained earnings as of as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Legal reserve(*1)	￦	435,996	￦	405,840
Voluntary reserve(*2)		471,964		541,514
Regulatory reserve for loan losses		338,574		106,650
Unappropriated retained earnings		180,028		301,567

Total	￦	1,426,562	￦	1,355,571

(*1)	Pursuant to the EXIM Bank Act, the Bank appropriates 10% of separate profit for each accounting period as legal reserve, until the accumulated reserve equals to its paid-in capital.
(*2)	The Bank appropriates the remaining balance of profit for the year, after the appropriation of regulatory reserve for loan losses and declaration of dividends, to voluntary reserve.

(2) Changes in retained earnings for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		2019
Beginning balance	￦	1,355,571	￦	1,116,660
Profit for the period		180,028		301,567
Dividends		(109,037)		(62,656)

Ending balance	￦	1,426,562	￦	1,355,571

(3) Regulatory reserve for loan losses

Regulatory reserve for loan losses is calculated and disclosed according to Article 29 (1) and (2), Regulation on Supervision of Banking Business. In accordance with Regulation on Supervision of Banking Business, etc., if the estimated allowance for credit loss determined by K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by Regulation on Supervision of Banking Business, the Bank should reserve such difference as the regulatory reserve for loan losses. Due to the fact that regulatory reserve for loan losses is a voluntary reserve, the amounts that exceed the existing regulatory reserve for loan losses over the compulsory regulatory reserve for loan losses at the period-end date are reversed in profit. In case of accumulated deficit, the Bank should recommence setting aside regulatory reserve for loan losses at the time when accumulated deficit is reduced to zero.

1) Regulatory reserve for loan losses

Details of regulatory reserve for loan losses as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

	Jun. 30, 2020		Dec. 31, 2019
Accumulated regulatory reserve for loan losses	￦	338,574	￦	106,650
Expected (reversal of) regulatory reserve for loan losses		(100,325)		231,924

Regulatory reserve for loan losses	￦	238,249	￦	338,574

2) Provision for regulatory reserve for loan losses and profit for the period after adjusting regulatory reserve for loan losses

Details of regulatory reserve for loan losses and profit for the period after adjusting the reserve for six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Profit for the period	￦	180,028	￦	490,559
Reversal of regulatory reserve for loan losses		100,325		19,214

Profit after adjusting the regulatory reserve for loan losses (*1)	￦	280,353	￦	509,773

(*1)

Adjusted profit considering regulatory reserve for loan losses as above is calculated by assuming that the provision in regulatory reserve for loan losses before income tax is reflected in profit for the period.

(4) Details of dividends for the six months ended June 30, 2020 and for the six months ended June 30, 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
The Government	￦	72,430	￦	41,520
Bank of Korea		10,701		6,178
Korea Development Bank		25,906		14,958

Total	￦	109,037	￦	62,656

24. NET INTEREST INCOME:

Net interest income is the amount after deduction of interest expenses from interest income, and the details are as follows:

(1) Details of interest income for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Interest of due from financial institutions:
Due from financial institutions in local currency	￦	6,286	￦	7,398
Due from financial institutions in foreign currencies		19,210		48,304

Subtotal		25,496		55,702

Interest of financial assets at FVTPL:
Interest of securities at FVTPL		78		1,057
Interest of loans at FVTPL		75		76

Subtotal		153		1,133

Interest of financial investments:
Interest of securities at FVOCI		9,459		11,498
Interest of securities at amortized cost		7,584		6,005

Subtotal		17,043		17,503

Interest of loans:
Interest of loans in local currency		273,660		276,699
Interest of loans in foreign currencies		952,644		1,202,085
Interest of bills bought		7,322		11,682
Interest of advance for customers		177		33
Interest of call loans		14,998		19,334
Interest of interbank loans		1,449		56

Subtotal		1,250,250		1,509,889

Other interest income		605		599

Total	￦	1,293,547	￦	1,584,826

(2) Details of interest expenses for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Interest of borrowings:
Interest of borrowings in foreign currencies	￦	72,651	￦	80,813
Interest of call-money		4,838		36
Interest of debentures:
Interest of debentures in local currency		145,623		139,208
Interest of debentures in foreign currencies		637,688		929,922

Subtotal		783,311		1,069,130

Other interest expense		1,090		2,570

Total	￦	861,890	￦	1,152,549

25. NET COMMISSION INCOME:

Net commission income is the amount after deduction of commission expenses from commission income, and the details are as follows.

(1) Details of commission income for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Commission income in local currency:
Commission income on management of EDCF (*1)	￦	10,122	￦	9,001
Commission income on management of IKCF (*2)		1,125		1,125

Subtotal		11,247		10,126

Commission income in foreign currencies:
Commission income on letters of credit		865		949
Commission income on confirmation on export letter of credit		176		105
Commission income on loan commitments		10,417		16,382
Management fees		991		—
Arrangement fees		—		2,698
Advisory fees		51		1,263
Advance redemption fees		8,809		7,704
Sundry commission income on foreign exchange		66		63
Structuring fees		—		953
Brokerage fees for foreign currencies exchange funds		281		455
Sundry commissions received from foreign currencies revenue		817		1,649

Subtotal		22,473		32,221

Others:
Other commission income		6,597		5,583
Guarantee fees in foreign currencies:
Guarantee fees in foreign currencies		77,243		76,486
Premium for guarantee		53,468		38,747

Subtotal		130,711		115,233

Total	￦	171,028	￦	163,163

(*1)	Economic Development Cooperation Fund
(*2)	Inter Korean Cooperation Fund

(2) Details of commission expenses for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Commission expenses in local currency:
Commission expenses on domestic transactions	￦	263	￦	146
Commission expenses in foreign currencies:
Commission expenses on borrowings in foreign currencies		764		740
Sundry commission expenses on foreign exchange		1,962		1,563

Subtotal		2,726		2,303

Others:
Other commission expenses		2,751		3,551

Total	￦	5,740	￦	6,000

26. DIVIDEND INCOME:

Details of dividend income for six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Financial assets at FVTPL	￦	—	￦	14
Financial assets at FVOCI		34,150		28,869
Investments in associates (*1)		16,913		11,928

Total	￦	51,063	￦	40,811

(*1)	Classified as net gain on investments in associates and subsidiaries

27. GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets at FVTPL for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Securities at FVTPL:
Gain on valuation	￦	9,429	￦	3,277
Loss on valuation		(2,917)		(5,265)
Gain on disposal		6,852		5,194
Loss on disposal		(1,869)		(1,776)
Others		10,702		8,089

Subtotal		22,197		9,519

Loans at FVTPL:
Gain on valuation		54		183
Loss on valuation		—		(33)
Gain on disposal		—		1,607
Loss on disposal		(29)		—

Subtotal		25		1,757

Trading derivatives:
Gain on valuation		682,116		653,110
Loss on valuation		(537,750)		(632,281)
Gain on transaction		570,809		457,189
Loss on transaction		(589,165)		(326,890)

Subtotal		126,010		151,128

Total	￦	148,232	￦	162,404

28. GAIN (LOSS) ON HEDGING DERIVATIVES:

Details of gain (loss) on hedging derivatives for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Gain on hedging instruments	￦	1,519,776	￦	1,289,090
Loss on hedging instruments		(555,995)		(35,402)

Total	￦	963,781	￦	1,253,688

29. GAIN (LOSS) ON FINANCIAL INVESTMENTS:

Details of gain (loss) on financial investments for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Financial assets at FVOCI:
Gain on disposal	￦	497	￦	140
Loss on disposal		—		(6,917)

Total	￦	497	￦	(6,777)

30. OTHER OPERATING INCOME (EXPENSES):

Details of other operating income (expenses) for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Other operating income:
Gain on sale of loans at amortized cost	￦	—	￦	2,000
Gain on redemption of loans at amortized cost		18		—
Gain on fair value hedged items		79,032		28,221
Others		18		9,705

Subtotal		79,068		39,926

Other operating expenses:
Loss on fair value hedged items		(1,294,259)		(1,062,298)
Contribution to miscellaneous funds		(2,381)		(2,192)
Loss on redemption of bonds		(28)		—
Transfer of other provisions		—		(200)
Others		(14,569)		(351)

Subtotal		(1,311,237)		(1,065,041)

Total	￦	(1,232,169)	￦	(1,025,115)

31. ADDITIONAL (REVERSAL OF) IMPAIRMENT LOSS ON CREDIT:

Details of additional (reversal of) impairment loss on credit for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Loans at amortized cost	￦	179,141	￦	237,299
Other financial assets		11,485		(163,669)
Guarantees		94,865		(54,688)
Unused loan commitments		(23,430)		(12,309)
Financial guarantee contract		71,937		(71,266)
Financial assets at FVOCI		604		(208)
Securities at amortized cost		—		27

Total	￦	334,602	￦	(64,814)

32. GENERAL AND ADMINISTRATIVE EXPENSES:

Details of general and administrative expenses for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Detail	Six months ended June 30, 2020		Six months ended June 30, 2019
General and administrative	Short-term salaries	￦	52,746	￦	51,925
Other expenses in financing department	Office expenses		27,700		26,623

	Subtotal		80,446		78,548

Office expenses of EDCF			394		657
General and administrative—Others	Retirement benefits (defined contributions)		247		252
	Retirement benefits (defined benefits)		5,494		5,431
	Depreciation of tangible assets		3,832		3,924
	Amortization of intangible assets		5,836		5,549
	Taxes and dues		8,138		7,366
	Donations and contributions		3,000		—

	Subtotal		26,547		22,522

	Total	￦	107,387	￦	101,727

33. NON-OPERATING INCOME (EXPENSES):

Details of non-operating income (expenses) for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Detail	Six months ended June 30, 2020		Six months ended June 30, 2019
Gain (Loss) on investments in associates and subsidiaries	Dividend income	￦	16,913	￦	11,928
	Gain (Loss) on disposal		—		18,719

	Subtotal		16,913		30,647

Other incomes	Gain on disposal of tangible assets		77		12
	Rent income		71		84
	Damages paid for breach of contracts		67		—
	Interest on other loans		58		69
	Revenue on research project		1,959		4,380
	Other miscellaneous income		259		203

	Subtotal		2,491		4,748

Other expenses	Loss on disposal of tangible assets		—		(2)
	Expenses for donation		(1,781)		(2,436)
	Court cost		(531)		(2,255)
	Expenses on research project		(1,939)		(4,053)
	Other miscellaneous expenses		(164)		(150)

	Subtotal		(4,415)		(8,896)

	Total	￦	14,989	￦	26,499

34. INCOME TAX EXPENSE:

(1) Details of income tax expenses (benefit) for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Current income tax payable	￦	—	￦	323,298
Adjustments recognized in the period for current tax of prior years		8,465		24,880
Changes in deferred income taxes due to temporary differences		74,572		(152,924)
Changes in deferred income taxes directly reflected in equity		(25,640)		19,343

Income tax expense	￦	57,397	￦	214,597

(2) Details of the reconciliation between profit before income tax and income tax expense (benefit) for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Profit before income tax expense	￦	237,425	￦	705,156
Income tax calculated at statutory tax rate (11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion to ￦300 billion, and 27.5% over ￦300 billion)		56,995		183,556
Adjustments:
Effect on non-taxable income		(2,243)		(6,896)
Effect on non-deductible expense		79		5,473
Others		(5,899)		7,584

Subtotal		(8,063)		6,161

Adjustments recognized in the period for current tax of prior years		8,465		24,880

Income tax expense	￦	57,397	￦	214,597

Effective tax rate from operations		24.17%		30.43%

35. STATEMENTS OF CASH FLOWS:

Details of significant noncash investing and financing transactions for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

	Six months ended June 30, 2020		Six months ended June 30, 2019
Loan-for-equity swap of loans	￦	—	￦	59,143
Gain (Loss) on valuation of financial assets at FVOCI		103,669		(80,375)
Transfers investments in associates to financial assets at FVOCI		—		400,000
Written-off		13,132		19,802

36. CONTINGENT LIABILITIES AND COMMITMENTS:

(1) Details of contingent liabilities and commitments as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

Detail		Jun. 30, 2020		Dec. 31, 2019
Guarantees	Confirmed	￦	32,141,519	￦	32,275,698
	Unconfirmed		7,566,005		5,845,657

	Subtotal		39,707,524		38,121,355

Loan commitments	Local currency, foreign currencies, offshore loan commitments		23,704,897		19,723,522
	Others		1,343,112		1,850,049

	Subtotal		25,048,009		21,573,571

	Total	￦	64,755,533	￦	59,694,926

(2) Details of guarantees that have been provided for others as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

Detail		Jun. 30, 2020		Dec. 31, 2019
Confirmed guarantees	Local currency:
	Performance of contracts	￦	82,848	￦	83,107
	Repayment of advances		202,715		333,788
	Others		200,754		194,208

	Subtotal		486,317		611,103

	Foreign currencies:
	Performance of contracts		7,784,838		7,993,537
	Repayment of advances		7,282,875		6,768,655
	Acceptances of imported goods		—		979
	Confirmation on export letter of credit		4,448		—
	Acceptances of import letter of credit		240,558		19,890
	Foreign liabilities		12,295,090		12,078,140
	Others		4,047,393		4,803,394

	Subtotal		31,655,202		31,664,595

Unconfirmed guarantees	Issuance of import letter or credit		280,138		130,624
	Repayment of advances		5,287,980		4,007,536
	Confirmation on export letter of credit		3,130		419
	Foreign liabilities		1,994,536		1,707,043
	Others		221		35

	Subtotal		7,566,005		5,845,657

	Total	￦	39,707,524	￦	38,121,355

(3) Details of guarantees classified by country as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	18,304,412	56.95	￦	5,532,336	73.12	￦	23,836,748	60.03
	China		281,859	0.88		—	—		281,859	0.71
	Saudi Arabia		1,708,060	5.31		—	—		1,708,060	4.30
	India		455,211	1.41		380,473	5.03		835,684	2.10
	Indonesia		914,628	2.84		55,894	0.74		970,522	2.44
	Vietnam		1,050,477	3.27		525,939	6.95		1,576,416	3.97
	Uzbekistan		380,563	1.18		17,852	0.24		398,415	1.00
	Australia		265,690	0.83		—	—		265,690	0.67
	Qatar		262,773	0.82		—	—		262,773	0.66
	Singapore		236,329	0.74		—	—		236,329	0.60
	Oman		432,982	1.35		171,406	2.27		604,388	1.53
	Others		2,188,581	6.81		364,020	4.81		2,552,601	6.43

	Subtotal		26,481,565	82.39		7,047,920	93.16		33,529,485	84.44

Europe	United Kingdom		809,048	2.52		—	—		809,048	2.04
	France		317,781	0.99		—	—		317,781	0.80
	Others		775,533	2.41		285,980	3.78		1,061,513	2.67

	Subtotal		1,902,362	5.92		285,980	3.78		2,188,342	5.51

America	United States		1,810,031	5.63		13,208	0.17		1,823,239	4.59
	Brazil		411,925	1.28		—	—		411,925	1.04
	Mexico		451,636	1.41		—	—		451,636	1.14
	Bermuda		303,690	0.94		—	—		303,690	0.76
	Others		276,393	0.86		218,897	2.89		495,290	1.25

	Subtotal		3,253,675	10.12		232,105	3.06		3,485,780	8.78

Africa	Madagascar		178,517	0.56		—	—		178,517	0.45
	Others		325,400	1.01		—	—		325,400	0.82

	Subtotal		503,917	1.57		—	—		503,917	1.27

	Total	￦	32,141,519	100.00	￦	7,566,005	100.00	￦	39,707,524	100.00

(December 31, 2019)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	18,761,136	58.13	￦	4,102,193	70.18	￦	22,863,329	59.98
	China		295,174	0.92		—	—		295,174	0.77
	Saudi Arabia		1,731,599	5.37		—	—		1,731,599	4.54
	India		418,459	1.30		—	—		418,459	1.10
	Indonesia		906,878	2.81		92,426	1.58		999,304	2.62
	Vietnam		952,594	2.95		607,299	10.39		1,559,893	4.09
	Uzbekistan		336,739	1.04		37,489	0.64		374,228	0.98
	Australia		542,138	1.68		54,752	0.94		596,890	1.57
	Qatar		266,167	0.82		—	—		266,167	0.70
	Singapore		30,049	0.09		—	—		30,049	0.08
	Oman		398,277	1.23		193,441	3.31		591,718	1.55
	Others		2,159,823	6.69		468,175	8.00		2,627,998	6.89

	Subtotal		26,799,033	83.03		5,555,775	95.04		32,354,808	84.87

Europe	United Kingdom		740,086	2.29		—	—		740,086	1.94
	France		360,823	1.12		—	—		360,823	0.95
	Others		583,739	1.81		200,288	3.43		784,027	2.06

	Subtotal		1,684,648	5.22		200,288	3.43		1,884,936	4.95

America	United States		1,911,553	5.92		12,736	0.22		1,924,289	5.05
	Brazil		398,728	1.24		—	—		398,728	1.05
	Mexico		443,260	1.37		—	—		443,260	1.16
	Bermuda		309,600	0.96		—	—		309,600	0.81
	Others		236,657	0.73		75,578	1.29		312,235	0.82

	Subtotal		3,299,798	10.22		88,314	1.51		3,388,112	8.89

Africa	Madagascar		172,139	0.53		—	—		172,139	0.45
	Others		320,080	1.00		1,280	0.02		321,360	0.84

	Subtotal		492,219	1.53		1,280	0.02		493,499	1.29

	Total	￦	32,275,698	100.00	￦	5,845,657	100.00	￦	38,121,355	100.00

(4) Details of guarantees classified by industry as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	15,574,419	48.46	￦	6,504,731	85.97	￦	22,079,150	55.60
Transportation		2,042,840	6.36		90,327	1.19		2,133,167	5.37
Financial institution		2,090,443	6.50		5,763	0.08		2,096,206	5.28
Wholesale and retail		695,459	2.16		40,450	0.54		735,909	1.85
Real estate business		45,673	0.14		48,840	0.65		94,513	0.24
Construction		5,916,419	18.41		149,275	1.97		6,065,694	15.28
Public sector and others		5,776,266	17.97		726,619	9.60		6,502,885	16.38

Total	￦	32,141,519	100.00	￦	7,566,005	100.00	￦	39,707,524	100.00

(December 31, 2019)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	15,224,619	47.17	￦	4,973,595	85.08	￦	20,198,214	52.98
Transportation		1,985,386	6.15		2,587	0.04		1,987,973	5.21
Financial institution		2,150,063	6.66		419	0.01		2,150,482	5.64
Wholesale and retail		656,715	2.03		47,706	0.82		704,421	1.85
Real estate business		43,888	0.14		46,932	0.80		90,820	0.24
Construction		6,317,051	19.57		231,865	3.97		6,548,916	17.18
Public sector and others		5,897,976	18.28		542,553	9.28		6,440,529	16.90

Total	￦	32,275,698	100.00	￦	5,845,657	100.00	￦	38,121,355	100.00

(5) Global Medium-Term Note Program and CP programs

The Bank has been establishing the following programs regarding the issue of foreign currencies bonds and CPs:

1)

Established on August 1, 1991, initially, and annually renewed, U.S. Shelf Registration to issue foreign bonds under the Securities and Exchange Commission rule of the United States of America with an issuance limit of USD 50 billion.

2)	Established on May 14, 1997, and May 16, 1997, initially, and annually renewed, CP program to issue CPs with issuance limits of USD 6 billion and USD 2 billion, respectively.

3)	Established on November 6, 1997, initially, and annually renewed, Global Medium-Term Note Program to issue mid-to-long-term foreign currencies bonds with an issuance limit of USD 25 billion.

4)	Established on February 2, 2012, initially, and renewed every year, MYR MTN program to issue Malaysian Ringgit-denoted bonds with issuance limits of MYR 1 billion.

5)	Established in 1995, initially, and every other yearly renewed, Yen Shelf Registration to issue Samurai bond with an issuance limit of JPY 500 billion.

6)	Established on May 31, 2010, Australian Domestic Debt Issuance Program to issue Kangaroo bond with limit of AUD 6 billion.

7)	Established on January 17, 2011, and renewed every two years, Uridashi Shelf Registration to issue Uridashi bond with an issuance limit of JPY 500 billion.

(6) Litigations

As of June 30, 2020, 9 lawsuits (aggregated claim amount: ￦106,566 million) were filed as a plaintiff and 15 pending litigations as a defendant were filed (aggregated claim amount: ￦27,265 million). The Bank’s management expects that there is no significant impact on the financial statements due to these lawsuits but it is possible to make additional loss to the Bank due to the results of future litigation.

(7) Written-off loans

The Bank manages written-off loans that have claims on debtors due to the statute of limitations, uncollected after write-off, etc. The written-off loans as of June 30, 2020 and December 31, 2019 are ￦1,943,485 million and ￦3,472,397 million, respectively.

(8) Significant events during the interim reporting period

The ongoing COVID-19 pandemic has a negative impact on the global economy and has increased uncertainty in estimation of the Bank’s expected credit losses on certain portfolios and potential impairment on assets. The Bank’s ability to generate revenue may be adversely affected by the factors including;

-	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic

-	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses

-	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and

-	a significant decline in fair value of the Bank’s investments in companies affected by COVID-19 pandemic.

The Bank will continuously monitor the impact of COVID-19 on the financial statements by comprehensively considering the duration of the impact of COVID-19 on the economy and the Government’s policies.

37. TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Related parties consist of entities related to the Bank, postemployment benefits, a key management personnel and a close member of that person’s family, an entity controlled or jointly controlled and an entity influenced significantly.

(1) Details of related parties as of June 30, 2020 are as follows:

Detail	Relationship	Ownership- percentage (%)
Parent:
Korean government	Parent	66.43
Subsidiaries and Associates:
KEXIM Bank UK Limited	Subsidiary	100.00
PT.KOEXIM Mandiri Finance	Subsidiary	85.00
KEXIM Vietnam Leasing Co.	Subsidiary	100.00
KEXIM Asia Limited	Subsidiary	100.00
EXIM PLUS Co., Ltd.	Subsidiary	100.00
Korea Asset Management Corporation	Associate	24.71
Credit Guarantee and Investment Fund	Associate	11.49
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate	83.03
KTB Newlake Global Healthcare PEF	Associate	25.00
Korea Aerospace Industries. Ltd.	Associate	26.41
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Associate	—

(2) Significant balances of receivables, payables and guarantees with the related parties

1)	Significant balances of receivables and payables with the related parties as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Detail	Receivables		Allowance / Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	￦	191,032	￦	—	￦	—
PT.KOEXIM Mandiri Finance		138,081		264		—
KEXIM Vietnam Leasing Co.		155,533		269		—
KEXIM Asia Limited		139,652		173		—

Subtotal		624,298		706		—

Associates:
DAESUN Shipbuilding & Engineering Co., Ltd.		552,349		959,715		64
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		2,399,651		896,774		—

Subtotal		2,952,000		1,856,489		64

Total	￦	3,576,298	￦	1,857,195	￦	64

(December 31, 2019)

Detail	Receivables		Allowance / Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	￦	155,609	￦	—	￦	—
PT.KOEXIM Mandiri Finance		153,450		273		—
KEXIM Vietnam Leasing Co.		139,581		253		—
KEXIM Asia Limited		157,719		74		—

Subtotal		606,359		600		—

Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		170,762		16,464		—
DAESUN Shipbuilding & Engineering Co., Ltd.		518,111		437,078		91
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		2,158,447		643,761		1,472

Subtotal		2,847,320		1,097,303		1,563

Total	￦	3,453,679	￦	1,097,903	￦	1,563

2)	Guarantees provided to the related parties as of June 30, 2020 and December 31, 2019 are as follows (Korean won in millions):

(June 30, 2020)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loan commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited	￦	—	￦	—	￦	209,660	￦	6,004
PT.KOEXIM Mandiri Finance		—		—		42,025		—
KEXIM Vietnam Leasing Co.		—		—		21,656		—
KEXIM Asia Limited		—		—		129,574		—

Subtotal		—		—		402,915		6,004

Associates:
DESUN Shipbuilding & Engineering Co., Ltd.		128,611		53,947		—		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		2,909,409		924,671		1,450,000		—

Subtotal		3,038,020		978,618		1,450,000		—

Total	￦	3,038,020	￦	978,618	￦	1,852,915	￦	6,004

(December 31, 2019)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loan commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited	￦	—	￦	—	￦	204,750	￦	5,789
PT.KOEXIM Mandiri Finance		—		—		20,840		—
KEXIM Vietnam Leasing Co.		—		—		31,420		—
KEXIM Asia Limited		—		—		98,409		—

Subtotal		—		—		355,419		5,789

Associates:
DAESUN Shipbuilding & Engineering Co., Ltd.		131,822		108,996		6,500		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		2,380,357		12,616		1,450,000		—

Subtotal		2,512,179		121,612		1,456,500		—

Total	￦	2,512,179	￦	121,612	￦	1,811,919	￦	5,789

(3)	Profit and loss transactions with related parties

Profit and loss transactions with related parties for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

(Six months ended June 30, 2020)

	Revenue		Bad debt expenses		Expenses
Subsidiaries:
KEXIM Bank UK Limited	￦	1,191	￦	—	￦	—
PT.KOEXIM Mandiri Finance		1,984		(9)		—
KEXIM Vietnam Leasing Co.		1,419		16		—
KEXIM Asia Limited		1,459		98		—
EXIM PLUS Co., Ltd.		—		—		3,212
Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		—		—		—
DAESUN Shipbuilding & Engineering Co., Ltd.		3,810		106,275		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		36,956		68,835		62

Total	￦	46,819	￦	175,215	￦	3,274

(Six months ended June 30, 2019)

	Revenue		Bad debt expenses		Expenses
Subsidiaries:
KEXIM Bank UK Limited	￦	2,689	￦	—	￦	121
PT.KOEXIM Mandiri Finance		2,410		14		—
KEXIM Vietnam Leasing Co.		1,958		(58)		—
KEXIM Asia Limited		2,464		41		—
EXIM PLUS Co., Ltd.		—		—		—
Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		14,514		14,309		—
DAESUN Shipbuilding & Engineering Co., Ltd.		3,563		(8,777)		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		3,468		(72,570)		—

Total	￦	31,066	￦	(67,041)	￦	121

(4) Loan transactions with related parties

Loan transactions with related parties for six months ended June 30, 2020 and for the year ended December 31, 2019 is as follows (Korean won in millions):

(Six months ended June 30, 2020)

Detail	Financing transaction
	Loan		Collection
Subsidiaries:
KEXIM Bank UK Limited	￦	185,733	￦	154,893
PT.KOEXIM Mandiri Finance		274,105		294,505
KEXIM Vietnam Leasing Co.		307,379		296,162
KEXIM Asia Limited		280,017		304,999
Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		18,290		189,052
DAESUN Shipbuilding & Engineering Co., Ltd.		55,138		20,900
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		11,419		46,900

Total	￦	1,132,081	￦	1,307,411

(2019)

Detail	Financing transaction
	Loan		Collection
Subsidiaries:
KEXIM Bank UK Limited	￦	340,709	￦	340,548
PT.KOEXIM Mandiri Finance		316,463		320,260
KEXIM Vietnam Leasing Co.		551,681		541,613
KEXIM Asia Limited		468,846		462,785
Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		—		466,019
DAESUN Shipbuilding & Engineering Co., Ltd.		31,000		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		—		100,000

Total	￦	1,708,699	￦	2,231,225

(5) Details of compensation for key executives for the six months ended June 30, 2020 and 2019 are as follows (Korean won in millions):

Detail	Six months ended June 30, 2020		Six months ended June 30, 2019
Short-term employee benefits	￦	1,248	￦	1,236
Retirement benefits		75		74

Total	￦	1,323	￦	1,310

38. SEPARATE ACCOUNT:

The Bank introduced a separate account in accordance with the amendments of the Enforcement Decree of the KEXIM Bank Act in May 2019. A separate account is separately managed and includes ￦ 30 billion from capital stock and ￦ 430 billion from retained earnings as of June 30, 2020. As of June 30, 2020, the separate account is accounted amounting to ￦ 3,430 million at the statements of financial position (provisions for unused loan commitments) and comprehensive income (additional provisions for unused loan commitments).

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP in the first nine months of 2020 contracted by 0.9% at chained 2015 year prices, as aggregate private and general government consumption expenditures decreased by 1.7% and exports of goods and services decreased by 3.8%, which more than offset a decrease in imports of goods and services by 4.1% and an increase in domestic fixed capital formation by 3.2%, each compared with the corresponding period of 2019. The contraction of the Republic’s GDP in the first nine months of 2020 was primarily due the ongoing global outbreak of the COVID-19 pandemic.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 0.5% in 2020 and the unemployment rate was 4.0% in 2020.

The Financial System

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

June 30, 2020	2,108.3
July 31, 2020	2,249.4
August 31, 2020	2,326.2
September 29, 2020	2,327.9
October 30, 2020	2,267.2
November 30, 2020	2,591.3
December 30, 2020	2,873.5
January 29, 2021	2,976.2

The index was 3,096.8 on February 2, 2021.

Monetary Policy

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

June 30, 2020	1,200.7
July 31, 2020	1,191.4
August 31, 2020	1,185.1
September 29, 2020	1,173.5
October 30, 2020	1,133.4
November 30, 2020	1,104.4
December 31, 2020	1,088.0
January 29, 2021	1,114.6

The market average exchange rate was ￦1,118.0 to US$1.00 on February 2, 2021.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of US$43.4 billion in the first nine months of 2020. The current account surplus in the first nine months of 2020 increased from the current account surplus of US$41.8 billion in the corresponding period of 2019, primarily due to decreases in deficits from the services account and the current transfers account, which were partially offset by a decrease in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$27.6 billion in the first nine months of 2020. Exports decreased by 8.6% to US$371.0 billion in the first nine months of 2020 from US$405.9 billion in the corresponding period of 2019, primarily due to adverse global economic conditions resulting mainly from the ongoing global outbreak of the COVID-19 pandemic. Imports decreased by 9.1% to US$343.4 billion in the first nine months of 2020 from US$377.5 billion in the corresponding period of 2019, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials, as well as decreased domestic consumption, which were mainly attributed to the ongoing global outbreak of the COVID-19 pandemic.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$443.1 billion as of December 31, 2020.

Government Finance

As part of the Government’s continued efforts to mitigate the adverse effects of the ongoing global outbreak of the COVID-19 pandemic on the Korean economy, the National Assembly approved a fourth supplementary budget amounting to Won 7.8 trillion in September 2020 and the Government announced its COVID-19 relief package plan amounting to Won 9.4 trillion in December 2020, following a recent resurgence of COVID-19 cases in Korea. The fourth supplementary budget, which will be funded primarily through the issuance of treasury bonds by the Government, and the Government’s COVID-19 relief package, which will be funded primarily through reserve funds within general accounts, unappropriated surplus funds and adjustment of its 2021 spending plan, will be used mainly for the following purposes: (i) support for small businesses, low-income households and the unemployed, (ii) provision of emergency childcare support and (iii) disease prevention and treatment. For further information regarding the COVID-19 pandemic and the Republic’s past supplementary budgets, see “The Republic of Korea—The Economy—Worldwide Economic and Financial Difficulties” and “The Republic of Korea—Government Finance” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-217916.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

2024 Notes

The 2024 Notes are initially limited to US$500,000,000 aggregate principal amount. The 2024 Notes will mature on February 9, 2024 (the “2024 Note Maturity Date”). The 2024 Notes will bear interest at a rate of 0.375% per annum, payable semi-annually in arrears on February 9 and August 9 of each year (each a “2024 Note Interest Payment Date”). The first interest payment on the 2024 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021.

Interest on the 2024 Notes will accrue from February 9, 2021. If any 2024 Note Interest Payment Date or the 2024 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2024 Note Interest Payment Date or the 2024 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2024 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2024 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2024 Notes in immediately available funds in U.S. dollars.

2026 Notes

The 2026 Notes are initially limited to US$700,000,000 aggregate principal amount. The 2026 Notes will mature on February 9, 2026 (the “2026 Note Maturity Date”). The 2026 Notes will bear interest at a rate of 0.625% per annum, payable semi-annually in arrears on February 9 and August 9 of each year (each a “2026 Note Interest Payment Date”). The first interest payment on the 2026 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021.

Interest on the 2026 Notes will accrue from February 9, 2021. If any 2026 Note Interest Payment Date or the 2026 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2026 Note Interest Payment Date or the 2026 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2026 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2026 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2026 Notes in immediately available funds in U.S. dollars.

2031 Notes

The 2031 Notes are initially limited to US$300,000,000 aggregate principal amount. The 2031 Notes will mature on February 9, 2031 (the “2031 Note Maturity Date”). The 2031 Notes will bear interest at a rate of 1.375% per annum, payable semi-annually in arrears on February 9 and August 9 of each year (each a “2031 Note Interest Payment Date”). The first interest payment on the 2031 Notes will be made on August 9, 2021 in respect of the period from (and including) February 9, 2021 to (but excluding) August 9, 2021.

Interest on the 2031 Notes will accrue from February 9, 2021. If any 2031 Note Interest Payment Date or the 2031 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2031 Note Interest Payment Date or the 2031 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2031 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2031 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2031 Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST and such announcement will include all material information with respect to the delivery of the Notes in definitive form, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

For a discussion of U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated February 3, 2021 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Names of the Underwriters	Principal Amount of 2024 Notes		Principal Amount of the 2026 Notes		Principal Amount of the 2031 Notes
BNP Paribas	US$	90,000,000	US$	126,000,000	US$	54,000,000
Citigroup Global Markets Inc.		90,000,000		126,000,000		54,000,000
Crédit Agricole Corporate and Investment Bank		90,000,000		126,000,000		54,000,000
KB Securities Co., Ltd.		50,000,000		70,000,000		30,000,000
Mizuho Securities USA LLC		90,000,000		126,000,000		54,000,000
Standard Chartered Bank		90,000,000		126,000,000		54,000,000
KEXIM Bank (UK) Limited		—		—		—

Total	US$	500,000,000	US$	700,000,000	US$	300,000,000

KEXIM Bank (UK) Limited, an Underwriter, is an affiliate of ours and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons.

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of such series.

The Underwriters initially propose to offer the Notes directly to the public at the offering prices described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering prices and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, any of the Underwriters appointed and acting in its capacity as stabilizing manager (the “Stabilizing Managers”) or any person acting on their behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the

Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Managers may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Managers commence any of these transactions, they may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds of the 2024 Notes, the 2026 Notes and the 2031 Notes is US$497,845,000, US$694,057,000 and US$295,383,000, respectively, after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$300,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 9, 2021, which we expect will be the fourth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the second business day before the settlement date, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to EEA Retail Investors

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus as contemplated by the final terms in relation thereto to any retail investor in the European Economic Area. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Prohibition of Sales to UK Retail Investors

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus as contemplated by the final terms in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571)

of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”). Accordingly, each Underwriter has severally represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except, in accordance with any Italian securities, tax and other applicable laws and regulations.

Each Underwriter has severally represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”). The Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yoon & Yang LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Linklaters LLP, Seoul, Korea and by Lee & Ko, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP, Seoul, Korea may rely as to matters of Korean law upon the opinions of Yoon & Yang LLC and Lee & Ko.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ￦15,000 billion. As of September 30, 2020, our paid-in capital was ￦13,692 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on February 1, 2021. On January 21, 2021, we filed our report on the proposed issuance of the Notes with the Ministry of Economy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	CUSIP	ISIN
2024 Notes	302154 DE6	US302154DE62
2026 Notes	302154 DF3	US302154DF38
2031 Notes	302154 DG1	US302154DG11

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yoon & Yang LLC (Hwawoo)	Cleary Gottlieb Steen & Hamilton LLP
19F, ASEM Tower 517 Yeongdong-daero, Gangnam-gu Seoul 06164 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to Korean law	as to U.S. law

Lee & Ko Hanjin Building 63 Namdaemun-ro, Jung-gu Seoul 04532 Korea	Linklaters LLP 22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542